Exhibit 99.2

THE SECURITIES BEING SUBSCRIBED HEREUNDER OR ISSUABLE UPON CONVERSION OR EXERCISE OF SUCH SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

NOUVEAU MONDE GRAPHITE INC.

as the Corporation

and

PALLINGHURST BOND LIMITED

as the Holder

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

OCTOBER 19, 2022

- i -

THIS AGREEMENT dated as of October 19, 2022.

BETWEEN:

PALLINGHURST BOND LIMITED, a private limited company existing under the laws of Guernsey (the "Holder");

AND:

NOUVEAU MONDE GRAPHITE INC., a corporation existing under the federal laws of Canada (the "Corporation");

(collectively, the "Parties" and each of them, a "Party")

RECITALS:

The Corporation wishes to issue to the Holder, and the Holder wishes to subscribe to, an unsecured convertible note in the principal amount of $12,500,000, which note would be convertible into units of the Corporation, with each unit consisting of one common share in the capital of the Corporation and one common share purchase warrant of the Corporation, the whole subject to and on the terms and conditions set forth herein.

Concurrently with the entering into of this Agreement, the Corporation is also entering into a convertible note subscription agreement with each of IQ and Mitsui which will provide, upon substantially the same terms as those set forth herein, for the issuance by the Corporation to each of IQ and Mitsui of an unsecured convertible note with substantially the same terms as those set forth in the Note, the whole subject to and on the terms and conditions set forth therein.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

Section 1.1      Definitions.

As used in this Agreement, the following terms have the following meanings:

"Agreement" means this subscription agreement, including its recitals and Schedules, as amended, supplemented and/or otherwise modified from time to time;

"Annual Financial Statements" means the consolidated audited financial statements of the Corporation for the fiscal years ended December 31, 2021 and 2020.

"Applicable Law" means all applicable past, present and future federal, provincial, state and local laws, whether statutory or common, rules (including any rules of any stock exchange imposing disclosure requirements), ordinances, treaties, regulations, judgments, decrees, protocols, guidelines, directives, judgments, instructions or other valid governmental restrictions. Applicable Laws shall also include the decisions and authority of any Governmental Authority having jurisdiction and all applicable judicial and administrative and regulatory decrees pertaining thereto including licences and permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature in each case, as amended, modified, codified, replaced or re-enacted, in whole or in part, from time to time.

"Approval" means each and every approval, order in council, authorization, license, permit, consent, filing, registration and similar authorizations by or with any Governmental Authority or other Person which are required by Applicable Law and necessary to authorize or permit the development and operation of the Project.

"Bécancour Site" means that certain emplacement known and designated as being lot 3 294 065 of the Cadastre of Quebec, Registration Division of Nicolet (Nicolet 2) with the vacant lot thereon fronting on Avenue G.-A., Boulet, in the City of Bécancour.

"Business Day" means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England.

"Closing" means the closing of the purchase and sale of the Note in accordance with the terms herein.

"Closing Date" means the 15th Business Day after the date of the satisfaction or waiver of the conditions set forth in Section 5.4 and Section 5.5 (other than the delivery of items to be delivered on the Closing Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Closing Date), or such other date as the Parties may mutually agree.

"Closing Time" means 8:00 a.m. (Montreal time) on the Closing Date or such other time mutually agreed to by the Holder and the Corporation.

"Common Shares" means the common shares in the share capital of the Corporation which the Corporation is authorized to issue.

"Conversion" means the Holder's right, at any time from and after Closing up to and including the Maturity Date, to convert the Note into Units (or with respect to any portion of the Principal which represents capitalized interest or any accrued and unpaid or uncapitalized interest, into Common Shares) as set out in the Note.

"Conversion Shares" means the Common Shares issuable upon Conversion of the Note.

"Corporation" means Nouveau Monde Graphite Inc., together with its successors and permitted assigns.

"Demonstration Plants" means the flake, shaping, purification and coating demonstration plants located in Saint-Michel-des-Saints and Bécancour.

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system.

"Environmental Laws" means all federal, provincial, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, guidelines, licenses, authorizations, decisions and permits of, and agreements with (including consent decrees) any Governmental Authority, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters or otherwise relating to Hazardous Materials.

"Financial Indebtedness" the meaning specified in the form of Note attached as Exhibit A hereto.

"First Nation" means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf.

"Framework Agreement" means the Framework Agreement entered into as of the date hereof among the Corporation, Mitsui and Panasonic Energy Co., Ltd., as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"Governmental Authority" means any federal, provincial, state or local governmental entity, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing and including for greater certainty the TSXV and NYSE.

"Governmental License" has the meaning specified in Section 3.1(s).

"Holder" means Pallinghurst Bond Limited, together with its successors and permitted assigns.

“Hazardous Material” means any material, substance or matter that is regulated, listed, defined, designated or classified as, or otherwise determined to be, dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any combination thereof, and specifically including petroleum and all derivatives thereof and asbestos or asbestos-containing materials.

“Holder Indemnified Parties” has the meaning specified in Section 7.1(a).

"IFRS" means generally accepted accounting practices and principles in the country in which the Corporation is incorporated including, if applicable, the International Financial Reporting Standards (IFRS) and guidelines and interpretations issued by the International Accounting Standards Board (or any predecessor and successor thereof), in force from time to time and applied on a consistent basis.

"International Jurisdiction" has the meaning ascribed to such term in Section 3.2(f).

"IQ" means Investissement Québec, together with its successors and permitted assigns.

"IQ Investment Agreement" means the investment agreement to be entered into between the Corporation and IQ as of the Closing Date, as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"IQ Note" means the unsecured convertible note to be issued by the Corporation to IQ concurrently to Closing pursuant to and in accordance with the IQ Subscription Agreement.

"IQ Subscription Agreement" means the subscription agreement entered into as of the date hereof between the Corporation and IQ pursuant to which the Corporation has agreed to issue to IQ and IQ has agreed to subscribe to, subject to the terms and conditions set forth therein, an unsecured convertible note in the principal amount of $12,500,000 convertible into units of the Corporation, with each unit consisting of one common share in the capital of the Corporation and one common share purchase warrant of the Corporation.

"Lien" has the meaning specified in the form of Note attached as Exhibit A hereto.

“Loss” has the meaning specified in Section 7.1(a).

"Material Adverse Effect" means, individually or in the aggregate, any event, change, occurrence, condition, circumstance, effect, fact or development that would reasonably be expected to have a material adverse effect on (i) the business, capitalization, assets, liabilities, results of operations, or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole, (ii) the Corporation's ability to perform and comply with any of its respective obligations under this Agreement, or (iii) the validity or enforceability of this Agreement, except any such event, change, occurrence, condition, circumstance, effect, fact or development resulting from or arising in connection with:

(a)	any change, event, occurrence, effect, state of facts or circumstance affecting generally the graphite mining and processing industry;

(b)	changes, events or occurrences in general economic, political, or financial conditions in any jurisdiction in which the Corporation or its subsidiaries operate; or

(c)	any natural disasters, acts of war (whether declared), uprisings and civil unrest, acts of terrorism or sabotage and epidemic, pandemic or other outbreaks of disease, including in each of the aforementioned cases, any escalation or worsening thereof:

provided, however, that with respect to clause (a) to (c), such matter does not have a materially disproportionate effect on the Corporation and its subsidiaries, taken as a whole, relative to other Persons operating in the graphite mining and processing industry in general, and that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Mining Tenements" means the Mining Rights set out in Exhibit C.

"Maturity Date" means the date that is 36 months from the Closing Date.

"Memorandum of Understanding" means the Memorandum of Understanding entered into as of the date hereof among the Corporation and Panasonic Energy Co., Ltd., as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"Minerals" means any and all metals, minerals, mineral substances or products of whatever kind and nature in, under or upon the surface or subsurface of the Property (including ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are lawfully mined, excavated or extracted solely from the Property pursuant to the rights granted with respect to the Property and by other instruments of title under which any of the Property is held).

"Mining Act" means the Mining Act (Québec) and the regulations adopted thereunder.

"Mining Rights" means exploration licences, mineral claims, mining leases, mining licences, mineral concessions, crown grants and other rights that may be granted pursuant to the Mining Act, as well as other tenure or other rights to Minerals or to access and work upon lands, such as ownership rights, leasing agreements, lands temporal occupation agreements, surface rights or otherwise, for the purpose of exploring, exploiting or benefiting from the Minerals, under the terms of the laws applicable in the province of Québec, whether contractual, statutory or otherwise, or any interest therein. Mining Rights includes any amendments, relocations, adjustments, resurvey, additional locations, derived rights or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

"Mitsui" means Mitsui & Co., Ltd., together with its successors and permitted assigns.

"Mitsui Subscription Agreement" means the subscription agreement entered into as of the date hereof between the Corporation and Mitsui pursuant to which the Corporation has agreed to issue to Mitsui, and Mitsui has agreed to subscribe to, subject to the terms and conditions set forth therein, an unsecured convertible note in the principal amount of $25,000,000 convertible into units of the Corporation, with each unit consisting of one common share in the capital of the Corporation and one common share purchase warrant of the Corporation.

"Mitsui Note" means the unsecured convertible note to be issued by the Corporation to Mitsui concurrently to Closing pursuant to and in accordance with the Mitsui Subscription Agreement.

"Mitsui Side Letter Agreement" means the side letter agreement entered into as of the date hereof between the Corporation and Mitsui, as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

“Money Laundering Laws” has the meaning specified in Section 3.1(nn).

"Note" means the convertible note to be subscribed to at Closing by the Holder, in the form attached as Exhibit A hereto.

"NYSE" means the New York Stock Exchange.

"Obligations" means all of the present and future obligations, liabilities, indebtedness, covenants and agreements, direct or indirect, absolute or contingent, matured or not, extended or renewed, of the Corporation to the Holder under the Note, including, if applicable, interest, interest on overdue and unpaid interest, fees, costs, expenses and indemnities, and "Obligation" means any of them.

"Pallinghurst Investment Agreement" means the second amended and restated investment agreement substantially in the form attached as Exhibit B hereto to be entered into between the Corporation and each of the Holder and Pallinghurst Graphite International Limited as of the Closing Date, as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

“Pallinghurst Royalty Agreement” means the Royalty Agreement dated as of August 28, 2020 by and between Pallinghurst Graphite Limited and the Corporation, as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020.

"Pallinghurst Letter Agreement" means the letter agreement entered into as of the date hereof between the Corporation and the Holder, as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"Party" means a party to this Agreement and "Parties" means both of them.

"Permitted Encumbrances" has the meaning specified in the form of Note attached as Exhibit A hereto.

"Permitted Financial Indebtedness" has the meaning specified in the form of Note attached as Exhibit A hereto.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

"Principal" has the meaning specified in Section 2.1(a).

"Project" means the development, construction and operation of the Property, the Demonstration Plants and Transformation Plant, including logistic facilities related thereto.

"Project Insurances" means insurance in connection with the Project and the Bécancour Site covering all risks and liabilities as per industry standards, on a basis consistent with good industry practice, including but not limited to (to the extent relevant to the Project at the time of Closing and subject to customary exclusions):

(i)	mining construction and erection risks in connection with the Project to cover all materials, equipment, supplies, machinery forming part or intended to form part of the Project including permanent and temporary works, structures, spare parts, consumables, fuels and oils, common facilities and facilities which are improvements, tie-ins, connections and additions, modifications to existing facilities, pipelines and all other property and the mobile plant and equipment of the mining fleet;

(ii)	third-party liability insurance to cover personal injury, bodily injury to or illness of third parties (whether fatal or not) and loss of or damage to or loss of use of property including all other direct or indirect or consequential losses resulting from loss of or damage to property belonging to third parties; and

(iii)	cargo insurance transportation to cover material project cargoes (e.g. machinery).

"Property" means the Matawinie mining property comprising the Material Mining Tenements (which themselves include the mineral reserves/resources) together with all other constructions, buildings, improvements and equipment in relation thereto, including as may be located or erected from time to time on the lands leased by the Corporation or one of its subsidiaries from the Ministre de l’Énergie et des Ressources naturelles (Québec) (including industrial lease 394-18-914 and tailings land lease 278-17-914) or lands or land rights acquired by the Corporation or one of its subsidiaries from third parties.

"Proposed Mining Lease" has the meaning specified in Section 3.1(r).

"Public Disclosure Documents" means, collectively, all of the documents which have been filed by or on behalf of the Corporation since December 31, 2020 with the relevant securities regulators or the SEC pursuant to the requirements of applicable securities laws, including all documents publicly available on the Corporation’s SEDAR and EDGAR profiles.

"Quarterly Financial Statements" means the condensed consolidated interim unaudited financial statements of the Corporation for the three and six-month periods ended June 30, 2022 and 2021.

"Regulation 43-101" means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects and the companion policy thereto.

"Regulation 45-106" means Regulation 45-106 respecting Prospectus Exemptions and the companion policy thereto.

"Regulation S" means Regulation S promulgated by the United States Securities and Exchange Commission under the U.S. Securities Act.

"Regulatory News Release" has the meaning specified in Section 8.3(2).

"Related Party" has the meaning ascribed to such term in Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

"Release" means disposing, depositing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, flowing, placing and any similar method of release, into or upon any land or water or air, or otherwise entering into or migrating to the environment and "Released" will have a corresponding meaning.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Subscription Price" has the meaning specified in Section 2.1(a).

"Taxes" or "Tax" means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including interest and penalties).

"Technical Report" means the technical report titled "NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects", effective as of July 6, 2022 and filed on SEDAR on August 10, 2022.

"Transaction Documents" means this Agreement, the Note, the Pallinghurst Investment Agreement, the IQ Investment Agreement, the Pallinghurst Letter Agreement, the Mitsui Side Letter Agreement, the Framework Agreement, the Memorandum of Understanding, the Mitsui Subscription Agreement, the IQ Subscription Agreement, the Mitsui Note and the IQ Note and any other agreement, document, instrument and certificate executed and exchanged in connection with the execution of this Agreement.

"Transformation Plant" means the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the commercial anode material plant to be constructed by the Corporation on the Bécancour Site.

"TSXV" means the TSX Venture Exchange.

"Unit" means a unit of the Corporation consisting of one Common Share and one Warrant.

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"U.S. Person" means a “U.S. person” as defined in Rule 902(k) of Regulation S.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"Warrant" means a common share purchase warrant of the Corporation issuable upon Conversion of the Note, to be issued pursuant to a warrant certificate substantially in the form attached as Exhibit B to the Form of Note attached as Exhibit A hereto.

"Warrant Shares" means the Common Shares issuable upon exercise of the Warrants.

Section 1.2           Gender and Number.

Any reference in this Agreement to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 1.3           Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

Section 1.4           Currency.

Unless otherwise specifically indicated, (i) all references in this Agreement to dollars, are to U.S. dollars, and (ii) in the event that any amounts are required to be converted from Canadian dollars to U.S. dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date.

Section 1.5           Certain Phrases, etc.

In this Agreement (i) the words "including" and "includes" mean "including (or includes) without limitation", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.6           Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with IFRS.

Section 1.7           Incorporation of Exhibits and Schedules.

The exhibits and schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
SUBSCRIPTION TO NOTE

Section 2.1           Subscription for Note.

(a)	Subject to the terms and conditions of this Agreement, the Holder hereby subscribes for and agrees to purchase the Note from the Corporation on the Closing Date, and the Corporation hereby accepts such subscription and agrees to issue the Note and sell the Note to the Holder on such date, for an aggregate subscription price of $12,500,000 (the "Subscription Price" or the "Principal").

(b)	Subject to the satisfaction of the terms and conditions of this Agreement, at Closing, the Holder shall pay or cause to be paid to the Corporation, in full satisfaction of the Subscription Price for the Note, the Subscription Price by wire transfer in immediately available funds to the account specified by the Corporation in writing to the Holder. The Holder shall be entitled to pay the Subscription Price for the Note in Canadian dollars, it being agreed that in such event the exchange rate shall be determined using the closing rate published by The Bank of Canada on the Business Day prior to the Closing Date.

Section 2.2           Use of Proceeds.

The Corporation shall use the Principal received under the Note for the payment of feasibility study cost, capital expenditures, operating expenses and financing costs associated with the development of the Property, the Transformation Plant and the Demonstration Plants, including related general and administrative expenses.

ARTICLE 3
Representations and Warranties

Section 3.1      Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Holder as of the date hereof and as of the Closing Date that:

(a)	Incorporation and Status. The Corporation is duly incorporated and validly existing under the laws of its jurisdiction and is and will be at Closing up-to-date in all material corporate filings and in good standing under the laws of Canada.

(b)	Power and Capacity. The Corporation has all requisite corporate power, authority and capacity to enter into this Agreement and the other Transaction Documents and to perform its obligations and complete the transactions contemplated hereunder and thereunder, including the issuance of the Note, the Warrants and the Conversion Shares upon the Conversion and the Warrant Shares upon the exercise of the Warrants, and the Corporation and each of its subsidiaries has all requisite corporate power and authority and is duly qualified and holds all certificates, authority, permits and licences to carry on its businesses as now conducted and to own its properties and assets.

(c)	Cease Orders and Investigations. No order ceasing or suspending trading in securities of the Corporation, nor prohibiting the sale of such securities, has been issued to and is outstanding against the Corporation and, to the knowledge of the Corporation, no investigations or proceedings for such purposes are pending or threatened.

(d)	No Contravention. The execution and delivery by the Corporation of this Agreement and the other Transaction Documents, and the performance by the Corporation of its obligations hereunder and thereunder, will not (or would not with the giving of notice, the lapse of time, or both) conflict with or result in a breach of: (i) its constitutional documents, (ii) any Applicable Law, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it except, in the case of (ii) and (iii) as would not, individually or in the aggregate, have a Material Adverse Effect.

(e)	Due Authorization. The Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereunder and thereunder, including the Conversion.

(f)	Voting Rights. The Corporation is not party to any agreement and is not aware of any agreement that affects in any way the voting control of any of its securities.

(g)	Subsidiaries. The only subsidiaries of the Corporation are Nouveau Monde District Inc. and Nouveau Monde Europe Limited, and the Corporation is the registered and beneficial owner of all of the issued and outstanding shares in the capital of each such subsidiary, free and clear of any Encumbrances other than the Permitted Encumbrances. Each such subsidiary of the Corporation is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority and is duly qualified and holds all certificates, authority, permits and licences to carry on its businesses as now conducted and to own its properties and assets.

(h)	No Consents Required. Subject to Section 3.1(bb), no authorization, consent or approval of, or filing with or notice to, any Person (including any Governmental Authority) is required in connection with the execution, delivery or performance of this Agreement and the other Transaction Documents by the Corporation, except (i) for those that will be completed at or prior to Closing, and (ii) the filing of a Form 45-106F1 with applicable Canadian securities regulatory authorities.

(i)	Enforceability. This Agreement constitutes and the other Transaction Documents will, upon execution and delivery by the parties thereto, constitute valid and binding obligations of the Corporation enforceable against it in accordance with their respective terms by the Holder (to the extent it is a party to the other Transaction Documents), subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, reorganization or creditor rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(j)	Compliance with Laws. The Corporation has conducted and is conducting its business in material compliance with all Applicable Laws and has not received a notice of material non-compliance, nor to the knowledge of the Corporation are there reasonable grounds to believe that there exist any facts that could give rise to a notice of non-compliance with any such Applicable Laws. The Corporation is not aware of any proposed or anticipated legislation or change in Applicable Laws or in the position of a Governmental Authority that would have a Material Adverse Effect on its business, operations, assets, affairs, liabilities (potential or otherwise) or perspectives.

(k)	Insurance. The Corporation maintains insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage insuring the Corporation, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Corporation is in compliance with the terms of such policies in all material respects and there are no material claims by the Corporation under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder.

(l)	Authorized Capital. The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 55,857,898 Common Shares have been validly issued and are outstanding as of the date hereof. As of the date hereof, there are options to acquire 3,736,304 Common Shares held by directors, officers, employees and consultants thereof outstanding. All of the issued and outstanding Common Shares are fully paid and non-assessable and have been duly authorized and issued, in compliance with Applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any Person to acquire from the Corporation any Common Shares or other securities of the Corporation. The rights, privileges, restrictions and conditions attached to the Common Shares are as set out in the Public Disclosure Documents. The currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE. The Corporation has not taken any action that would reasonably be expected to result in the delisting or suspension of trading of its Common Shares on the TSXV and the NYSE and the Corporation is currently in compliance in all material respects with the rules and regulations of the TSXV and the NYSE.

(m)	Rights to Acquire. The issuance of the Note, the Conversion Shares, the Warrants and the Warrant Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(n)	Agreements to Acquire. Other than (i) the options referred to in paragraph (l) above, and (ii) as will be provided for in the Pallinghurst Letter Agreement and the Mitsui Side Letter Agreement, the IQ Investment Agreement and the Pallinghurst Investment Agreement, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Corporation or any of its subsidiaries.

(o)	No Litigation. There is no court, administrative, regulatory or similar proceeding, action, charge, claim, demand, suit, proceeding, petition, arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Authority; or any similar matter or proceeding (collectively "proceedings") against or involving the Corporation or any of its subsidiaries (whether in progress or to the knowledge of the Corporation, threatened) except as would not, individually or in the aggregate, restrict the right or ability of the Corporation to conduct its business in all material respects as it has been carried on or as currently proposed to be conducted; no event has occurred which might give rise to any proceedings, and there is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Corporation or any of its subsidiaries, except as would not, individually or in the aggregate, restrict the right or ability of the Corporation to conduct its business in all material respects as it has been carried on or as currently proposed to be conducted.

(p)	Absence of Change. Since December 31, 2021, there has been no Material Adverse Effect.

(q)	Government Incentives. All filings made by the Corporation under which the Corporation has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any material amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed.

(r)	Mineral and Other Rights. Exhibit C sets out a complete and accurate list of the Material Mining Tenements as of the date hereof, which have mining claims issued under the Mining Act. No other Mining Rights are necessary for the development of the Property substantially as described and proposed in the Technical Report, other than obtaining a mining lease from the Ministre de l'Énergie et des Ressources naturelles (Québec) on areas of the mining claims marked as “suspended” in Exhibit C as well as claim #2636120 (the “Proposed Mining Lease”), which the Corporation has applied for. [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], the Corporation has all necessary Mining Rights, surface rights, access rights, use rights and water rights, and all other presently required rights and interests granting the Corporation the rights and ability to carry out the Project and to conduct exploration and development activities on the Property as currently carried out or conducted, with only such exceptions that would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation is the sole absolute legal and beneficial owner of the Material Mining Tenements and the other interests mentioned above under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, free and clear of any Encumbrances, other than the Permitted Encumbrances. Each of the aforementioned interests and rights is currently in good standing and the Corporation has not received any notice from any Person of any actual revocation or intention to revoke any right or interest of the Corporation in the Property, except for those interests and rights which, if not kept in good standing or revoked, would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation has not received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of such Material Mining Tenements and the Proposed Mining Lease or any of them from any Governmental Authority. All fees, mandatory work expenditures, rentals, taxes or any other payments required to be made in relation to the Material Mining Tenements have been made. The Corporation is not aware of any fact or condition which would result in the interference with or termination of the Corporation’s surface rights, access rights and water rights and all other rights and interests mentioned above. There are no options or other participation interests or rights of preference in respect of any of the Material Mining Tenements or other rights or interests of the Corporation mentioned above.

(s)	Governmental Licenses. The Corporation possesses all material permits, licenses, approvals, consents and other authorizations issued by a Governmental Authority (collectively, "Governmental Licenses") that are necessary to conduct the business currently operated or conducted by it and to own or operate its related property and material assets, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect. The Corporation is in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any such Governmental Licenses and, to the knowledge of the Corporation, there are no facts or circumstances that may reasonably result in such a revocation or limitation. There are no grounds, facts or circumstances that could reasonably be expected to prevent the renewal of any Governmental Licenses held by or granted to the Corporation relating to the Property and the Project. The Corporation expects to be able to obtain in due course all Governmental Licenses that are necessary to explore, develop, construct, operate, close, reclaim and rehabilitate the Property and the Project.

(t)	Title to Properties, Leases etc. The Corporation is the sole absolute legal and beneficial owner of its material assets, including real property leased or owned by the Corporation, with good and marketable title thereto, free and clear of all Liens, except for the Permitted Encumbrances. [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], all agreements and other documents and instruments under which the Corporation owns, leases, uses or operates its immovable and real property and assets are valid and subsisting agreements, documents or instruments in full force and effect and are enforceable in accordance with their terms. The Corporation has not committed any material breach or default or any breach that would have a Material Adverse Effect on any of the provisions of such agreements, documents or instruments, nor has any such breach been alleged. The Corporation’s real property and assets are in good standing under Applicable Laws. No material breach or material adverse breach has occurred under any lease, license, concession or agreement pursuant to which the Corporation obtains an interest in such real property (whether leased or owned) or assets; and all Taxes required to be paid in respect of such real property (whether leased or owned) and assets as of the date hereof have been paid, except where the failure to pay such Taxes would not have a Material Adverse Effect. The material immovable or real property of the Corporation on the date hereof are the Bécancour Site and the lands or land rights acquired or to be acquired by the Corporation or one of its subsidiaries from third parties ; and no other immovable or real property are necessary for the development of the Matawinie Mine and the Transformation Plant substantially as described and proposed in the Technical Report, with only such exceptions that would not, individually or in the aggregate, have a Material Adverse Effect. There are no options or other participation interests or rights of preference in respect of any of the Bécancour Site or any other immovable or real property of the Corporation, except for Permitted Encumbrances.

(u)	Environmental Issues. The Corporation, the Property and the operation of the Project are and have been in compliance in all material respects with all applicable Environmental Laws, including obtaining and maintaining in effect all Approvals currently required to be obtained by it under applicable Environmental Laws where the failure of which to have or maintain such Approvals would, individually or in the aggregate, have a Material Adverse Effect on the Corporation. The Corporation has not Released, and has not used any real property to produce, manufacture, treat, distribute, use, store, eliminate, transport or handle, any Hazardous Material, except in compliance in all material respects with Environmental Laws. To the best of the Corporation's knowledge, there are no outstanding or threatened notices of non-compliance or proceedings against or involving the Corporation relating in any way to any Environmental Law or to the Release of, or exposure to, any Hazardous Material. To the best of the Corporation's knowledge, the Corporation is not currently subject to any environmental investigation or inquiry pursuant to any Environmental Law. There are and, to the knowledge of the Corporation, have been, no facts, circumstances, conditions or occurrences, which could reasonably be expected to form the basis of a claim against the Corporation alleging non-compliance with Environmental Laws, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.

(v)	Health and Safety. The Corporation’s activities are and have been carried out in compliance in all material respects with good industry practice and all applicable health and safety laws, regulations and policies.

(w)	Technical Disclosure. The Corporation’s scientific and technical disclosure disclosed in the Public Disclosure Documents was prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other industry practices, as applicable, and Regulation 43-101. The Technical Report was in compliance in all material respects with the requirements of Regulation 43-101 at the time of filing thereof, and the Corporation believes that the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Property as at the date stated therein based upon information available at the time the Technical Report was prepared. The Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided, and there have been no material changes to such information since the date of delivery or preparation thereof. The Corporation complies in all material respects with the provisions of Regulation 43-101 and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under Regulation 43-101.

(x)	No Defaults. Neither the Corporation nor, to the best of the Corporation's knowledge, any other person is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or such other person under any debt instrument, material agreement, or instrument, document or arrangement (including all joint venture agreements and royalty agreements) to which the Corporation is a party or otherwise bound and all such contracts, agreements or arrangements (including all joint venture agreements or royalty agreements) are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Corporation or, to the best of the Corporation's knowledge, any other party.

(y)	Liabilities. The Corporation does not have any liabilities, obligations, Financial Indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Public Disclosure Documents, other than liabilities, obligations, Permitted Financial Indebtedness or commitments (i) incurred in the normal course of business or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof and as of the Closing Date, the Corporation does not have any Financial Indebtedness for borrowed money other than Permitted Financial Indebtedness.

(z)	Transparency. The Corporation complies in all material respects with the Act respecting transparency measures in the mining, oil and gas industries (Québec) and the Extractive Sector Transparency Measures Act (Canada).

(aa)	Tax. The Corporation and its subsidiaries have timely filed all federal, provincial, state and local income tax returns, reports, elections and remittances required to be filed under applicable tax laws and has timely paid all taxes and other payments due thereunder (except as any extension may have been requested or granted and in any case in which the failure to make such filings or pay such taxes would not result in a Material Adverse Effect), and no material tax deficiency has been determined adversely to the Corporation or its subsidiaries. There are no material actions, suits, proceedings, investigations or claims now pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its subsidiaries which could result in a material liability in respect of taxes, charges, penalties, interest, fines, assessments, re-assessments or levies of any Governmental Authority. No Tax liens have been filed or are being asserted with respect to any Taxes owing or payable by the Corporation.

(bb)	Issuance of Note, Common Shares and Warrants. The Corporation has the full power and authority to create the Note and the Warrants and to issue the Note, the Conversion Shares, the Warrants and the Warrant Shares. The Corporation has taken all necessary corporate action to authorize the creation and issuance of the Note and the Warrants and to reserve, allot and set aside for issuance the Conversion Shares and the Warrant Shares. Upon issuance, the Note will be validly created and issued as securities of the Corporation. Upon Conversion, the Conversion Shares will be validly issued as fully paid and non-assessable Common Shares and the Warrants will be validly created and issued as securities of the Corporation. Upon exercise of the Warrants, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares. Subject to applicable securities laws, the Conversion Shares and Warrant Shares will be listed on the TSXV and the NYSE and will be freely tradeable, provided that Conversion of any interest capitalized and added to the Principal in accordance with the terms of the Note and Conversion of any accrued and unpaid or uncapitalized interest on the Note shall be subject to TSXV approval and NYSE authorization as set forth in the Note. Upon issuance of the Conversion Shares and Warrant Shares, as applicable, the Holder will be the legal owner of the Conversion Shares and Warrant Shares, as applicable, and will have good title thereto free and clear of all Liens. At the Closing Time, all Approvals required under securities laws and necessary to execute and deliver the Agreement and the Transaction Documents, issue and sell the Common Shares and Conversion Warrants and consummate the transactions contemplated hereby shall have been obtained or made, as the case may be, except for filings required to be made within the time periods after the Closing Time pursuant to securities laws.

(cc)	Public Disclosure Documents. Since December 31, 2020, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable securities laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since December 31, 2020, there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with the securities regulators and made publicly available on SEDAR, and the Corporation has not made any filing with the SEC that as of the date hereof remains confidential. With respect to forward-looking information contained in the Public Disclosure Documents: (i) the Corporation has a reasonable basis for such forward-looking information; and (ii) any material forward-looking information is identified as such and the Public Disclosure Documents contain a cautionary statement advising readers of the forward-looking information that actual results may differ materially from those anticipated in the forward-looking information, identifies material risk factors that could cause actual results to differ materially from those anticipated in the forward-looking information and accurately states the material factors or assumptions that were applied in making the forward-looking information. To the knowledge of the Corporation, the Corporation is not under review by a securities regulatory authority with respect to its Public Disclosure Documents.

(dd)	Reporting Issuer. The Corporation is a "reporting issuer" or has equivalent status within the meaning of securities laws in each of the provinces of Canada and is not included in a list of defaulting reporting issuers maintained by the securities regulatory or similar authority of any of the provinces of Canada. The Corporation has not taken any action to cease to be a reporting issuer in any of the provinces of Canada, and has not received any notification from a securities regulator or similar authority seeking to revoke the Corporation’s reporting issuer status.

(ee)	Correspondence with Securities Regulators. The Corporation has not received any correspondence or notice from a securities regulatory or similar authority in any of the provinces of Canada concerning a review of any of the Corporation's continuous disclosure documents in respect of which any material matters remain outstanding. The Corporation complies, in all material respects, with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, and the responsibilities and composition of the Corporation's audit committee comply with National Instrument 52-110 – Audit Committees. No delisting, suspension of trading in or cease trading order with respect to any securities of the Corporation and, to the knowledge of the Corporation, no inquiry or investigation (formal or informal) of any securities regulatory or similar authority, the SEC, the TSXV or the NYSE is in effect or ongoing or, to the knowledge of the Corporation, expected to be implemented or undertaken with respect to the foregoing.

(ff)	Loans. Since December 31, 2021, the Corporation has not made any payment (except payment of salaries or consulting fees in the normal course of business) or loan to, or borrowed any money from, and is not otherwise indebted to, any Related Party.

(gg)	Financial Statements. The Annual Financial Statements and the Quarterly Financial Statements have been prepared in accordance with IFRS and fairly present, in accordance with IFRS, consistently applied, in all material respects the financial condition of the Corporation on a consolidated basis as of the dates thereof and for the periods then ended, and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation on a consolidated basis as at the dates thereof required to be disclosed by IFRS. The Corporation’s accounting policies or practices have not changed except as disclosed in the notes to the Annual Financial Statements and the Quarterly Financial Statements. The Corporation’s auditors, who have audited the Annual Financial Statements are independent public accountants as required by the applicable securities laws. There has never been a “reportable event” (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) between the Corporation and the Corporation’s current or former auditors.

(hh)	Auditor. PricewaterhouseCoopers LLP is independent with respect to the Corporation within the meaning of the applicable securities laws, and there has not been any reportable disagreement (within the meaning of Section 4.11(1) of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and PricewaterhouseCoopers LLP.

(ii)	Transfer Agent. TSX Trust Company, at its principal offices in Toronto, Ontario, has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares.

(jj)	Off Balance Sheet Financing. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation with unconsolidated entities or other persons.

(kk)	Books and Records. The books of account and other records of the Corporation and its subsidiaries, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices in all material respects. Each of the Corporation and its subsidiaries maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management's authorization and (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets.

(ll)	Amounts Owing to Employees and Consultants. All bonuses, commissions, salaries and other amounts owing to employees or consultants are reflected or have been accrued in the books of account of the Corporation.

(mm)	No Finders. The Corporation is not party to any contract or agreement that would give rise to a valid claim against the Corporation or the Holder for a brokerage commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement.

(nn)	Money Laundering. The Corporation and its directors and officers, and each of its subsidiaries and their respective directors and officers (i) are in compliance with and have not violated any anti-bribery or anti-corruption laws applicable to the Corporation, including but not limited to the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada), and (ii) have not offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or any of its subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor any of its directors or officers, and neither its subsidiaries nor any of their respective directors and officers: has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation or any subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws. The operations of the Corporation and, to the knowledge of the Corporation, each of its subsidiaries, are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Corporation or its subsidiaries with respect to the Money Laundering Laws is pending.

(oo)	First Nations and Local Communities. Other than as disclosed in the Public Disclosure Documents, the Corporation (i) does not know of any claim or the basis for any claim by any First Nation, local community or any other person, including a claim with respect to any First Nation's asserted or established rights or local community rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Project, (ii) is not aware of any treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted with respect to the Project, and no dispute between the Corporation or any of its subsidiaries and any local community or First Nation exists or, to the knowledge of the Corporation, is threatened or imminent with respect to any of the Corporation's or any such subsidiary's properties or activities, and (iii) has not entered into any written or oral arrangements with any First Nation or local community to provide benefits, pecuniary or otherwise, with respect to the Project at any stage of development, nor has the Corporation or its subsidiaries engaged in discussions, negotiations or similar communications with any First Nation or local community regarding the foregoing.

(pp)	Anti-social Forces. Neither the Corporation, nor, to the knowledge of the Corporation, any director, officer, employee, agent, distributor, consultant, affiliate or other Person acting on behalf of the Corporation is or intends to be involved in supporting or operating any “anti-social forces” (the “Anti-social Forces”) such as, but not limited to, organized crime groups, through financing or otherwise, or have or intend to have, directly or indirectly, financial or capital association with any Anti-social Forces. The Corporation does not have a person belonging to the Anti-social Forces and serving as an officer of the Corporation. The Corporation is not aware of any facts that the Corporation employs such person as an employee. Further, the Corporation is not aware of any facts or circumstances where the Corporation’s management has been materially influenced by the Anti-social Forces, either directly or indirectly.

(qq)	Use of Proceeds. The Corporation will use the net proceeds from the Note in accordance with the projected use of the proceeds described under the Note and this Agreement.

(rr)	Dividends. There are no restrictions or impediments in the constitutional documents of the Corporation or in any debt instrument, agreement, arrangement, mortgage, bill, debenture, deed or other instrument or document to which the Corporation is a party to the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares. The Corporation has not, directly or indirectly, declared or paid any dividends or made any distributions on any of its securities or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing.

(ss)	Restriction on Activities. The Corporation is not party to, and is not bound by or affected by, any covenant, agreement or document containing a restrictive covenant that expressly prevents it from competing in any industry or from transferring or relocating any of its assets.

Section 3.2	Representations and Warranties of the Holder.

The Holder represents and warrants to the Corporation as follows:

(a)	Incorporation and Status. The Holder is validly existing under the laws of its jurisdiction of incorporation and is and will be at Closing in good standing under the laws of its jurisdiction of incorporation.

(b)	Due Authorization. The Holder has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the transactions contemplated hereunder and thereunder, including the Conversion.

(c)	No Contravention. The execution and delivery by the Holder of this Agreement and the other Transaction Documents to which it is a party, and the performance by the Holder of its obligations hereunder and thereunder, will not (or would not with the giving of notice, the lapse of time, or both) conflict with or result in a breach of: (i) its constating documents, (ii) any resolution of the directors (or a committee thereof) of the shareholders of the Corporation; (iii) any Applicable Law, rule or regulation, (iv) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (v) any judgment, injunction, determination or award which is binding on it.

(d)	No Consents Required. No authorization, consent or approval of, or filing with or notice to, any Person (including any Governmental Authority) is required in connection with the Holder's execution, delivery or performance of this Agreement and the other Transaction Documents to which it is a party.

(e)	Enforceability. This Agreement and the other Transaction Documents to which the Holder is a party constitute a valid and binding obligation of the Holder enforceable against it in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, reorganization or creditor rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(f)	International Jurisdiction. The Holder is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the Holder is resident which would apply to the purchase of the Note (the "International Jurisdiction").

(g)	Exemptions. The Holder is purchasing the Note pursuant to exemptions from prospectus or equivalent requirements under applicable securities laws or, if such is not applicable, the Holder is permitted to purchase the Note under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions.

(h)	Filings. The applicable securities laws of the authorities in the International Jurisdiction do not require the Corporation to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Note or the Conversion Shares, Warrants and Warrant Shares.

(i)	Prospectus. The purchase of the Note by the Holder does not trigger:

(i)	any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document, or any other report or notice with respect to such purchase in the International Jurisdiction;

(ii)	any continuous disclosure reporting obligation of the Corporation in the International Jurisdiction; or

(iii)	any registration or other obligation on the part of the Corporation in the International Jurisdiction.

(j)	Underlying Securities. The distribution of the Conversion Shares the Warrants and the Warrant Shares to the Holder complies with the laws of the International Jurisdiction.

(k)	Status Under United States Federal Securities Law.

(i)	The Holder is not a U.S. Person and is not acquiring the Note for the account or benefit of a U.S. Person.

(ii)	The Holder is not obtaining the Note as the result of any directed selling efforts (as defined in Rule 902(c) of Regulation S under the U.S. Securities Act and, including, but not limited to, any press releases made by the Corporation relating to the Note or any report, notification or summary of the same) made in the United States by the Corporation, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

(iii)	The current structure of the Note and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act or any applicable state securities laws.

(iv)	The Holder has no intention to distribute either directly or indirectly the Note, Warrants, Conversion Shares or Warrant Shares in the United States, except in compliance with the U.S. Securities Act and any applicable state securities laws, including compliance with any "distribution compliance period" as defined in Regulation S.

(v)	The Holder is not a "distributor" (as such term is defined in Regulation S) of the Note, Warrants, Warrant Shares or Conversion Shares.

(l)	Additional Documents. If required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Holder will execute, deliver and file or assist the Corporation in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Note by the Holder as so required.

Section 3.3	Survival of Representations and Warranties.

The representations and warranties in this Agreement and in any certificates or documents delivered to the Holder shall survive the Closing and continue in full force and effect thereafter for a period of [REDACTED – CONFIDENTIAL INFORMATION] following Closing.

ARTICLE 4
COVENANTS

Section 4.1	Mutual Covenants Regarding Closing.

Each of the Parties shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure the satisfaction of each of the conditions and covenants set forth in this Article 4 and which are for the benefit of any other party hereto.

Section 4.2	Covenants of the Corporation.

(a)	The Corporation shall promptly advise the Holder of any change, event, occurrence, condition, circumstance, effect, fact or development which, individually or in the aggregate, has had, will have or could have a Material Adverse Effect, or any material inaccuracy in any representation or warranty or any breach of covenant of the Corporation contained in this Agreement.

(b)	The Corporation shall fulfill all necessary requirements and take all necessary action required to be taken by the Corporation to permit the creation, issuance and delivery by the Corporation of the Note to the Holder pursuant to an exemption from the prospectus requirements of applicable securities laws.

(c)	The Corporation shall use its commercially reasonable efforts to maintain its status as a "reporting issuer" or the equivalent in each of the provinces in Canada and not in default of any requirement of applicable securities laws, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a "reporting issuer" so long as holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon the Corporation and the Holder.

(d)	The Corporation shall use its commercially reasonable efforts to maintain the listing of the Common Shares on the TSXV (or on the Toronto Stock Exchange) and the NYSE, provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be listed on the TSXV (or on the Toronto Stock Exchange) and the NYSE so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Corporation and the Holder.

(e)	Forthwith after Closing, the Corporation shall file such forms and documents as may be required under securities laws relating to the transactions contemplated hereby, if any.

(f)	The Corporation shall comply with its covenants and obligations under the deed of acquisition for the Bécancour Site, including the payment of the balance of the purchase price as set forth therein, and obtain the release of all of its covenants and obligations under the deed of acquisition for the Bécancour Site upon such payment.

Section 4.3	Covenants of the Holder

(a)	The Note and the Conversion Shares, Warrants and Warrant Shares shall be subject to statutory resale restrictions under securities laws, and the Holder covenants that it will not resell the Note or the Conversion Shares, Warrants and Warrant Shares, except in compliance with such laws and the Holder acknowledges that it is solely responsible (the Corporation is in any way responsible) for such compliance.

(b)	The Holder's ability to transfer the Note and the Conversion Shares, Warrants and Warrant Shares is limited by, among other things, applicable securities laws, and unless permitted under applicable securities laws, the Holder must not trade such Note and the Conversion Shares, Warrants and Warrant Shares, as applicable, in Canada before the date which is four months and one day after the Closing Date.

(c)	The Corporation is relying on an exemption from the requirement to provide the Holder with a prospectus under applicable securities laws and, as a consequence of acquiring the Note pursuant to such exemption:

(i)	certain protections, rights and remedies provided by the securities laws, including statutory rights of rescission or damages and certain statutory remedies against an issuer, agent, auditors, directors and officers that are available to investors who acquire securities offered by a prospectus, will not be available to the Holder;

(ii)	the common law or securities laws may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement;

(iii)	the Holder may not receive information that would otherwise be required to be given under the securities laws; and

(iv)	the Corporation is relieved from certain obligations that would otherwise apply under the securities laws.

(d)	The Holder acknowledges that this Agreement require the Holder to provide certain personal information to the Corporation. Such information is being collected by the Corporation for the purposes of completing the private placement of the Note, which includes, without limitation, determining the Holder 's eligibility to purchase the Note under applicable securities laws, preparing and registering ownership statements issued under a direct registration system or other electronic book-entry system, or certificates that may be issued, as applicable, representing the Conversion Shares, Warrants and Warrant Shares (as applicable) to be issued to the Holder and completing filings required by any stock exchange or securities regulatory authority. The Holder 's personal information may be disclosed by the Corporation to: (a) stock exchanges or securities regulatory authorities, (b) Canada Revenue Agency or other taxing authorities, and (c) any of the other parties involved in the transactions contemplated hereby, including legal counsel and may be included in record books in connection with the transactions contemplated hereby. By executing this Agreement, the Holder is deemed to be consenting to the foregoing collection, use and disclosure of the Holder 's personal information. The Holder also consents to the filing of copies or originals of any of the Holder 's documents described herein as may be required to be filed with any stock exchange or securities regulatory authority in connection with the transactions contemplated hereby. The Holder represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph.

(e)	The Holder acknowledges and consents to the collection, use and disclosure of personal information, including information provided by the Holder in this Agreement, by the applicable securities regulatory authorities and their affiliates, authorized agents, subsidiaries and divisions, for the following purposes: (i) to verify personal information that has been provided about each individual, (ii) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer or its associates or affiliates, (iii) to conduct enforcement proceedings, and (iv) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the TSXV and NYSE, securities laws and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada and United States. As part of this process, the Holder further acknowledges that the TSXV and the NYSE also collect additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada, United States or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished. The personal information collected by the TSXV and the NYSE may also be disclosed (i) to the aforementioned agencies and organizations or as otherwise permitted or required by law and may be used for the purposes described above for their own investigations, and (ii) on the TSXV's website, the NYSE’s website or through printed materials published by or pursuant to the directions of the TSXV or the NYSE. The TSXV or the NYSE may from time to time use third parties to process information and/or provide other administrative services and may share information with such third party services providers.

(f)	The information provided by the Holder in this Agreement identifying among other things the name, address, telephone number and email address of the Holder, the Subscription Price, the Closing Date and the exemption that the Holder is relying on in purchasing the Note will be disclosed to the Canadian securities regulatory authorities, and such information is being indirectly collected by the Canadian securities regulatory authorities under the authority granted to it under Canadian securities legislation. This information is being collected for the purposes of the administration and enforcement of Canadian securities legislation. The Holder authorizes the indirect collection of such information by the Canadian securities regulatory authorities.

ARTICLE 5
SIGNATURE OF THE TRANSACTION DOCUMENTS, PRE-CLOSING AND CLOSING

Section 5.1	Signature of the Transaction Documents

(a)	As of the date hereof, the Holder shall deliver, or cause to be delivered, to the Corporation the Pallinghurst Letter duly executed by the Holder; and

(b)	As of the date hereof, the Corporation shall deliver, or cause to be delivered, to the Holder the Pallinghurst Letter duly executed by the Holder.

Section 5.2	Pre-Closing

(a)	At least seven Business Days prior to the Closing Time, the Holder shall deliver, or cause to be delivered, to the Corporation a draft of the documents listed in Section 5.3(b); and

(b)	At least seven Business Days prior to the Closing Time, the Corporation shall deliver, or cause to be delivered, to the Holder:

(i)	a draft of the documents listed in Section 5.3(c); and

(ii)	a certificate from an officer of the Corporation, for and on behalf of the Corporation, certifying that:

(A)	the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation;

(B)	the conditions set forth in Section 5.5(a) and Section 5.5(b) have been satisfied and are true and accurate as of the pre-closing date;

(C)	no potential or actual Default or Event of Default (as such terms are defined in the Note) exists; and

(D)	the Corporation is not aware of any circumstances that would lead to the termination or revocation of any Material Mining Tenement.

Section 5.3	Closing.

(a)	The Closing will take place at the offices of legal counsel to the Corporation, or such other location or in such other manner as the Corporation and the Holder may agree, at the Closing Time.

(b)	As at Closing Time, the Holder shall deliver, or cause to be delivered, to the Corporation:

(i)	payment of the Subscription Price;

(ii)	a certificate from an officer of the Holder, for and on behalf of the Holder, certifying that the conditions set forth in Section 5.4(a) have been satisfied;

(iii)	the Note duly executed by the Holder;

(iv)	the Pallinghurst Investment Agreement duly executed by the Holder and Pallinghurst Graphite International Limited; and

(v)	such other documentation as the Corporation may reasonably request in form and substance satisfactory to each of the Corporation and the Holder, acting reasonably.

(c)	At the Closing Time, the Corporation shall deliver, or cause to be delivered, to the Holder:

(i)	a certificate of good standing (or equivalent) with respect to the Corporation issued the Business Day prior to the Closing Date;

(ii)	certified copies (by way of an officer's or secretary's certificate) of (A) the articles and by-laws of the Corporation, and (B) necessary corporate resolutions from the Corporation approving the execution and delivery of the Note and the other Transaction Documents, the creation of the Note and the Warrants, the issuance of the Conversion Shares and Warrants upon the Conversion and the issuance of the Warrant Shares upon exercise of the Warrants as well as incumbency certificates setting forth specimen signatures of each person authorized to sign the Note on behalf of the Corporation;

(iii)	the Note duly executed by the Corporation;

(iv)	the Pallinghurst Investment Agreement duly executed by the Corporation;

(v)	a certificate from an officer of the Corporation, for and on behalf of the Corporation, certifying that:

(A)	the Corporation has complied with all terms and conditions of this Agreement to be complied with by the Corporation at or prior to the Closing Time;

(B)	the conditions set forth in Section 5.5(a) and Section 5.5(b) have been satisfied;

(C)	no potential or actual Default or Event of Default (as such terms are defined in the Note) exists; and

(D)	the Corporation is not aware of any circumstances that would lead to the termination or revocation of any Material Mining Tenement;

(vi)	legal opinions from the Corporation's external legal counsel addressed to the Holder dated the Closing Date, in form and substance satisfactory to the Holder, acting reasonably, with respect to valid existence, authorized capital, corporate power and capacity, authorization, execution and delivery, enforceability of Note and certain Transaction Documents to which the Holder is a party, issuance of the Conversion Shares and Warrant Shares, securities laws and perfection/opposability of the Note and any other matters as may reasonably be requested by the Holder;

(vii)	a title opinion from the Corporation's external legal counsel addressed to the Holder dated the Closing Date (as at immediately prior to the Closing Date or such earlier date as is as close to the Closing Date as is practicable), in form and substance satisfactory to the Holder, acting reasonably, to the effect that all Material Mining Tenements are validly registered or issued exclusively in the name of the Corporation who is the owner of all right, title and interest therein and thereto free and clear of all Liens except Permitted Encumbrances, and that all Material Mining Tenements are in good standing and in full force and effect, unamended;

(viii)	evidence satisfactory to the Holder of the conditional acceptance by the TSXV (which shall be subject only to customary closing conditions) and authorization by the NYSE of the Closing and issuance of the Note;

(ix)	evidence satisfactory to the Holder, acting reasonably, that the Project Insurances have been taken out in conformity with the requirements set forth herein with reputable insurers of financial standing, that the Project Insurances are sufficient and appropriate for the business carried on by the Corporation at the time of Closing, and the Project Insurances are in good standing and in full force and effect, unamended; and

(x)	such other documentation as the Holder may reasonably request in form and substance satisfactory to each of the Corporation and the Holder, acting reasonably.

Section 5.4	Conditions to Closing in Favour of the Corporation.

The obligations of the Corporation to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Corporation:

(a)	all representations and warranties of the Holder set out in Section 3.2 shall be true and correct as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date);

(b)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the conditional acceptance by the TSXV (subject only to customary closing conditions) and authorization by the NYSE of the Closing and the issuance and, as applicable, listing, of the Note, the Conversion Shares, the Warrants and the Warrant Shares;

(c)	the Holder shall have made, or caused to be made, all of the deliveries set out in Section 5.3(b);

(d)	the issuance of the Mitsui Note and the IQ Note in accordance with the terms of the Mitsui Subscription Agreement and the IQ Subscription Agreement, respectively, shall occur concurrently to Closing; and

(e)	no preliminary or permanent injunction or other order issued by a Governmental Authority, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by this Agreement shall be in effect.

If any of the conditions precedent set out in this Section 5.4 shall not be complied with or waived by the Corporation on or before 5:00 p.m. (Montreal time) on the 30th day after the date hereof, then the Corporation may rescind and terminate its obligations to sell and issue the Note to the Holder pursuant to this Agreement by written notice to the Holder in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Corporation's breach of this Agreement, in which event the Parties shall have no further liability except as provided under this Agreement.

Section 5.5	Conditions to Closing in Favour of the Holder.

The obligations of the Holder to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Time of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Holder:

(a)	all representations and warranties of the Corporation set out in Section 3.1 shall be true and correct as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date);

(b)	there shall have been no Material Adverse Effect occurring subsequent to the date of this Agreement and prior to the Closing Date;

(c)	all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained, including the conditional acceptance by the TSXV (subject only to customary closing conditions) and authorization by the NYSE of the Closing and the issuance and, as applicable, listing, of the Note, the Conversion Shares, the Warrants and the Warrant Shares;

(d)	the Corporation shall have made, or caused to be made, all of the deliveries set out in Section 5.3(c);

(e)	the issuance of the Mitsui Note and the IQ Note in accordance with the terms of the Mitsui Subscription Agreement and the IQ Subscription Agreement, respectively, and in forms substantially similar to the final versions of the Mitsui Note and the IQ Note shared to the Holder concurrently to the signature of this Agreement, shall occur concurrently to Closing;

(f)	none of the following shall have occurred: (i) trading generally has been suspended or materially limited on, or by, as the case may be, the NYSE, the Nasdaq Global Market, the Toronto Stock Exchange or the TSXV, (ii) trading of any securities of the Corporation has been suspended on the NYSE or the TSXV, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada has occurred, (iv) any moratorium on commercial banking activities has been declared by U.S. Federal, New York State or Canadian authorities or (v) there has occurred any war outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that is material and adverse to the financial markets or the Corporation or which, singly or together with any other event specified in this clause (v), makes it impracticable to proceed with the purchase and sale of the Notes on the terms and in the manner contemplated herein; and

(g)	no legal or regulatory action or proceeding shall be pending by any Person (including a Governmental Authority) which would, enjoin, restrict or prohibit the transactions contemplated by this Agreement and the other Transaction Documents, or which would suspect or cease trading in the Common Shares.

If any of the conditions precedent set out in this Section 5.5 shall not be complied with or waived by the Holder on or before 5:00 p.m. (Montreal time) on the 30th day after the date hereof, then the Holder may rescind and terminate its obligations to purchase the Note pursuant to this Agreement by written notice to the Corporation in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of the Holder's breach of this Agreement, in which event the Parties shall have no further liability except as provided under this Agreement.

Section 5.6	Waiver of Condition.

The Corporation, in the case of a condition set out in Section 5.4, and the Holder, in the case of a condition set out in Section 5.5, will have the exclusive right to waive before the Closing Time the performance of or compliance with such conditions capable of being waived in writing, in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part.

ARTICLE 6
OTHER MATTERS

Section 6.1	Interim Period Covenants.

The Corporation agrees that from the date hereof until the earlier of (i) Closing or (ii) termination of this Agreement, the Corporation shall not, and shall cause its subsidiaries not to, except for the sole purpose of granting indemnities in connection with the Corporation's work on the Property or with the Holder's prior written consent, take any of the actions set forth in Section 3.2 of the Note.

ARTICLE 7
INDEMNITY

Section 7.1	Indemnity by the Corporation

(a)	The Corporation shall indemnify and save harmless the Holder, its Affiliates, directors, officers, employees, agents and other representatives and their respective successors and assigns (the “Holder Indemnified Parties”), from and against, and pay to the Holder Indemnified Parties, any and all damages liability, claim, charge, deficiency, cost and other expense (including, without limitation, reasonable costs, fees and expenses of legal counsel, consultants and experts) arising out of any litigation, including damages, interest, fines, penalties and assessments arising therefrom, and any sums (collectively, a “Loss”) that the Holder Indemnified Parties may be required to pay, incur, incur or otherwise bear, directly or indirectly, as a result of or by reason of a breach of the Corporation's representations or warranties or the failure to perform its covenants or other obligations under this Agreement.

(b)	If a third party asserts a claim against an Holder Indemnified Party or Holder Indemnified Parties that may result in a Loss that is subject to indemnification by the Corporation under Section 7.1(a), such Holder Indemnified Party or Holder Indemnified Parties shall notify the Corporation as soon as practicable of the nature of such claim, provided that any failure or delay in giving such notice shall not relieve the Corporation of its obligations under Section 7.1(a), hereof and shall affect the liability of the Corporation only to the extent that the failure or delay has caused it material prejudice. The Corporation shall have the right (but not the obligation) to participate in the defense of, and, to the extent the Holder Indemnified Party(ies) consent(s) in writing, to assume the same, in any litigation brought to enforce such claim, but the Corporation shall not settle the claim or make admission of liability without the prior written consent of the Holder Indemnified Party(ies).

(c)	Payment of any amount due as Loss hereunder shall be made by the Corporation within 15 days of a written claim by Holder Indemnified Parties to that effect. Any amount unpaid after the expiration of such period shall bear interest until paid in full at the basic annual interest rate charged by the National Bank of Canada for commercial loans made in Canada in Canadian currency, as published or as published or announced from time to time, plus [REDACTED – CONFIDENTIAL INFORMATION], which rate shall be fixed at the time such amount which rate shall be fixed at the time such amount becomes due and shall be revised on the first day of each month on the basis of the annual prime rate then in effect at such institution.

(d)	It is further specifically provided that any obligation of the Corporation to pay to the Holder Indemnified Parties any amount as Loss (including interest thereon) hereunder may, at the option of the Holder, be claimed from the Corporation on the foregoing terms or, alternatively, be applied against any present or future amount or other obligation of the Holder to the Corporation, if any.

(e)	For greater certainty, the Holder Indemnified Parties hereunder are all represented exclusively by the Holder or its successors or assigns, as the case may be, and any claim and indemnity under this clause shall therefore be made by and in favour of the Holder Indemnified Parties only through the Holder or its successors or assigns, as the case may be.

(f)	For claims made under this Article 7, the Corporation’s total liability shall not exceed [REDACTED – CONFIDENTIAL INFORMATION], except that the foregoing limitation shall not apply to wilful breaches of this Agreement or fraud.

ARTICLE 8
MISCELLANEOUS

Section 8.1	Waiver.

(1)	No amendment or waiver of any provision of this Agreement, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of such right or the exercise of any other right.

Section 8.2	Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by email or other similar form of recorded communication addressed:

(a)	To the Corporation at:

Nouveau Monde Graphite Inc. 481 rue Brassard Saint-Michel-des-Saints, Québec, J0K 3B0

Attention:	Eric Desaulniers, President and Chief Executive Officer;
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon, Vice-President Legal Affairs and Corporate Secretary;

Email:	[REDACTED – CONTACT INFORMATION]

(b)	To the Holder at:

Pallinghurst Bond Limited 2nd Floor. 23-25 The Pollet, St Peter Port, Guernsey, GY1 1WQ

Attention:	Andrew Willis, Director
Email:	[REDACTED – CONTACT INFORMATION]

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time), otherwise on the next Business Day, (ii) transmitted by email or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

Section 8.3	Confidentiality.

(1)	Except as specifically otherwise provided for herein, the Parties will keep confidential this Agreement and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the consent of the other party hereto, such consent not to be unreasonably withheld, provided that the provisions of this Section 8.3 shall not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

(2)	The Parties will consult with each other prior to issuing any press release or other public statement regarding this Agreement. In addition, each Party will, to the extent practicable, obtain prior consent from the other Party before issuing any press release or public statement regarding this Agreement, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a "Regulatory News Release") and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within five (5) Business Days, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which within five (5) Business Days period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

(3)	Where a request is made for permission under this Section 8.3 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within three (3) Business Days after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

Section 8.4	Severability.

If any provision of this Agreement is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 8.5	Successors and Assigns, etc.

Neither this Agreement nor any of the rights, interests or obligations hereunder may be transferred or assigned, by operation of law or otherwise, as a whole or in part by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, and in compliance with all Applicable Law.

Section 8.6	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

Section 8.7	Dispute Resolution.

Any dispute, controversy, or claim arising out of, related to, or in connection with this Agreement and any dispute, controversy, or claim arising out of, related to, or in connection with the Note or the Pallinghurst Letter Agreement including with respect to the formation, applicability, breach, termination, validity, or enforceability thereof, shall be resolved by arbitration. The arbitration shall be conducted by three arbitrators and administered by the International Chamber of Commerce (the "ICC") in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of the arbitration (the "ICC Rules"), except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be New York City, United States of America, and it shall be conducted in the English language. Notwithstanding any choice of law clause in this Agreement, the Note and the Pallinghurst Letter Agreement, the arbitration and this agreement to arbitrate shall be governed by Title 9 (Arbitration) of the United States Code. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. The costs of the arbitration shall be shared equally by the parties; however, the arbitral panel shall have the ability to award costs to the prevailing party in any arbitration.

Section 8.8	Counterparts.

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 8.9	Language.

This Agreement and all documents and notices resulting here from have been drawn up in the English language at the express request of the parties. Cette présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront ont été rédigés en anglais à la demande expresse des parties.

[Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

By:	(s) Eric Desaulniers
Name: Eric Desaulniers Title: President and CEO

PALLINGHURST BOND LIMITED

By:	(s) Andrew Willis
Name: Andrew Willis Title: Director

[Signature Page – Subscription Agreement]

Exhibit A
FORM OF UNSECURED CONVERTIBLE NOTE

(See attached.)

A-1

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS SECURITY BEFORE [●], 2023.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS SECURITY AND THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS SECURITY MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [●], 2023.

NOUVEAU MONDE GRAPHITE INC.

as the Corporation

and

pallinghurst bond limited

as the Holder

UNSECURED Convertible Note

[●], 2022

(i)

(i)

Section 10.6	Successors And Assigns,Etc.	30
Section 10.7	Governing Law	30
Section 10.8	Dispute Resolution	31
Section 10.9	Counterparts	31
Section 10.10	Language	31

(i)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS SECURITY BEFORE [●], 2023.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS SECURITY AND THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS SECURITY MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [●], 2023.

UNSECURED CONVERTIBLE NOTE

US$12,500,000	[●], 2022

Article 1
PRINCIPAL SUM

Section 1.1 Principal Sum.

For value received, Nouveau Monde Graphite Inc. (the "Corporation"), a corporation existing under the federal laws of Canada, shall pay to the order of Pallinghurst Bond Limited, a private limited company existing under the laws of Guernsey (the "Holder"), subject to conversion or redemption in accordance with the terms hereof, in lawful money of the United States in accordance with the terms set forth below, the principal sum of $12,500,000 (the "Principal") on presentation and surrender of this convertible note (the "Note") at the head office of the Corporation at 481 rue Brassard, Saint-Michel-des-Saints, Québec J0K 3B0 or such other place as the Corporation may designate on the Maturity Date (as defined herein). "Principal" also includes interest capitalized pursuant to Section 1.2.

Section 1.2 Interest.

(a)	The Principal amount shall bear interest from and after the date hereof (or with respect to capitalized interest from the applicable Quarter Date) at the Interest Rate. The interest accruing on the Principal hereunder shall be payable quarterly in arrears on each Quarter Date, provided that if interest is being paid in cash and the Quarter Date is not a Business Day, the interest shall be paid on the following Business Day. Payment of any interest shall be made, at the discretion of the Corporation but subject to Section 1.2(b), (i) in cash or, (ii) subject to TSXV and NYSE approvals, as required, by capitalizing interest and adding it to the Principal, provided that any portion of the Principal which represents capitalized interest shall be convertible into Common Shares only (and not Units), and further provided that the Conversion Price applicable to capitalized interest shall be the U.S. dollar equivalent of the "Market Price" as defined in TSXV rules determined at the quarter end on which such interest became payable. All accrued and unpaid or uncapitalized interest shall be treated as Principal and payable in cash at the Maturity Date, as per the terms of this Note.

(b)	In the event the Corporation elects to pay interest payable under the other convertible notes issued on the date hereof to the holder thereof in cash, then the Holder shall be entitled, at its discretion, to require the Corporation to pay the interest for the applicable Quarter Date in cash.

(c)	If the Corporation wishes to pay any interest by capitalizing such amount and adding it to the Principal, then the Corporation shall deliver a notice to the Holder not less than five (5) Business Days prior to the applicable Quarter Date. Any portion of the Principal which represents capitalized interest shall be convertible into Common Shares only (and not Units). Conversion of any portion of the Principal which represents capitalized interest shall be subject to TSXV and NYSE approvals, as required, at the future time of Conversion, and the Conversion Price applicable to capitalized interest shall be the U.S. dollar equivalent of the "Market Price" as defined in TSXV rules determined at the quarter end on which such interest became payable.

(d)	The first interest payment shall be on the first Quarter Date following the date hereof, provided, that if interest is being paid in cash and the Quarter Date is not a Business Day, the interest shall be paid on the following Business Day. The first interest payment will include interest accrued from and including the date hereof to and including the first Quarter Date following the date hereof.

(e)	With respect to the first interest payment, Term SOFR shall be the Term SOFR for a 3-month tenor as published by the Term SOFR Administrator on the date hereof, provided however, that if as of 5:00 p.m. (Montreal time) on the date hereof such rate for the 3-month tenor has not been published by the Term SOFR Administrator, then Term SOFR will be the 3-month Term SOFR as published by the Term SOFR Administrator on the first preceding Business Day for which such rate was published by the Term SOFR Administrator. For greater certainty, the Term SOFR for the first interest payment will be determined on the date hereof and shall remain in effect during the current quarter.

Section 1.3 Criminal Rate of Interest.

In no event shall the aggregate "interest" (as defined in Section 347 (the "Criminal Code Section") of the Criminal Code (Canada)) payable to the Holder under this Note exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section. Further, if any payment, collection or demand pursuant to this Note in respect of such "interest" is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Holder and the Corporation and such "interest" shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Holder of interest at a rate not in contravention of the Criminal Code Section.

Section 1.4 Interest Act (Canada).

Each interest rate which is calculated under this Note on any basis other than a full calendar year (the "deemed interest period") is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

Section 1.5 Use of Proceeds.

The net proceeds from this Note will be used by the Corporation towards the payment of feasibility study cost, capital expenditures, operating expenses and financing costs associated with the development of the Matawinie Mine, the Transformation Plants and the Demonstration Plants, including related general and administrative expenses.

Section 1.6 Maturity Date.

On the Maturity Date, the Corporation shall pay, subject to conversion or redemption in accordance with the terms hereof, to the Holder in accordance with this Article 1, the Maturity Date Redemption Price.

Article 2
INTERPRETATION

Section 2.1 Definitions.

As used in this Note, the following terms have the following meanings:

"Affiliate" means an "affiliate" within the meaning of the Securities Act (Québec).

"Applicable Law" means all applicable federal, provincial and local laws, rules, ordinances, treaties, regulations, judgments, decrees or other valid governmental restrictions. Applicable Laws shall also include the decisions, guidelines and authority of any Governmental Authority having jurisdiction and all applicable judicial and administrative and regulatory decrees pertaining thereto including licences and permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature.

"Bécancour Site" means that certain emplacement known and designated as being lot 3 294 065 of the Cadastre of Quebec, Registration Division of Nicolet (Nicolet 2) with the vacant lot thereon fronting on Avenue G.-A., Boulet, in the City of Bécancour.

"Business Day" means any day of the year, other than a Saturday, Sunday or a day on which banks are closed for the transaction of regular business in the City of Montreal, Québec, Canada or London, England, and for the purpose of determining the Term SOFR, any day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"Capital Reorganization" has the meaning specified in Section 7.2(2).

"Change of Control Event" means the occurrence of (i) an event or a series of events whereby a Person or group of Persons acting in concert gain Decisive Influence, or (ii) a Disposal Event.

"Change of Control Event Redemption Date" has the meaning specified in Section 8.1(2).

"Change of Control Event Redemption Option" has the meaning specified in Section 8.1(2).

"Change of Control Event Redemption Price" means a price equal to (a) the sum of (x) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2, plus (y) interest on this Note accruing from the issuance date at a rate of 15.0% per annum, compounded daily, up to the Change of Control Redemption Date, minus (b) the sum of all interest previously paid on this Note, whether paid in cash or capitalized and added to the Principal in accordance with Section 1.2.

"Common Shares" means the common shares in the share capital of the Corporation which the Corporation is authorized to issue.

"Conversion" means the conversion of this Note into Units (or, with respect to any portion of the Principal which represents capitalized interest or any accrued and unpaid or uncapitalized interest, into Common Shares) in accordance with the terms hereof.

"Conversion Price" means the rate at which Units shall be issued to the Holder upon conversion and the Common Shares and Warrants comprising such Units shall be delivered to the holder, calculated on the basis of a conversion price of $5.00, subject to adjustment in accordance with Article 7, provided that the Conversion Price applicable to capitalized interest or any accrued and unpaid or uncapitalized interest (which shall be convertible into Common Shares only (and not Units)) shall be the U.S. dollar equivalent of the "Market Price" as defined in TSXV rules determined at the quarter end on which such interest became payable.

"Corporation" means Nouveau Monde Graphite Inc., together with its successors and permitted assigns.

"Criminal Code Section" has the meaning specified in Section 1.3.

"Decisive Influence" means a person having, as a result of an agreement or through the ownership of shares or interests in another Person (directly or indirectly) (i) a majority of the voting rights in that other Person; or (ii) a right to elect or remove a majority of the members of the board of directors of that other Person.

"Demonstration Plants" means the flake, shaping, purification and coating demonstration plants located in in Saint-Michel-des-Saints and Bécancour.

"Disposal Event" means (i) any transfer or other disposal by the Corporation of any right, title or interest in or to the Matawinie Mine or the Transformation Plant or any of the assets and rights used, necessary or desirable in connection with the carrying out of the Project other than by way of a Permitted Encumbrance, or (ii) the occurrence of the Corporation otherwise ceasing to remain the sole absolute owner of the Matawinie Mine and the Transformation Plant, and of all assets and rights used, necessary or desirable in connection with the carrying out of the Project, in each case free and clear of all Liens (except Permitted Encumbrances), but excluding, in each case of clauses (i) and (ii), disposals or transfers to a wholly-owned subsidiary of the Corporation or a Joint Venture or as otherwise permitted in accordance with the terms and conditions hereof.

"Event of Default" has the meaning specified in Section 9.1.

"Event of Default Redemption Price" means a price equal to (a) the sum of (i) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2), plus (ii) interest on this Note accruing from the issuance date at a rate of 15.0% per annum, compounded daily, up to the date of redemption, minus (b) the sum of all interest previously paid on this Note, whether paid in cash or capitalized and added to the Principal in accordance with Section 1.2.

"Existing Financial Indebtedness" means:

(a)	all indebtedness listed in the condensed consolidated interim unaudited financial statements of the Corporation for the three- and six- month periods ended June 30, 2022;

(b)	the Mason Engagement;

(c)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.];

(d)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]; and

(e)	the 3.0% net smelter royalty granted by the Corporation to Pallinghurst Graphite Limited pursuant to the royalty agreement dated August 28, 2020 as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020.

(f)	the royalty and payments granted by the Corporation to the Municipality of Saint-Michel-des-Saints pursuant to the Entente de collaboration de partage des bénéfices relative au projet minier Matawinie (collaboration and benefit-sharing agreement related to the Matawinie mining project) dated January 23, 2020 with the Municipality of Saint-Michel-des-Saints.

"FID" means the Holder's final investment decision following receipt of the notice referred to in, and compliance with, Section 6.1, in connection with the approval of the board of directors of the Corporation to proceed with construction of the Project following receipt of definitive commitments with respect to the Project Equity Financing and the Project Debt Financing (it being understood, for greater certainty, that no such commitment from the Holder or any other third party with respect to the Project Equity Financing and the Project Debt Financing exists as of the date hereof and that no definitive commitment shall be required from the Holder or any other third party in order to be able to send the notice contemplated by Section 6.1).

"FID Process Notice" has the meaning specified in Section 6.1(1).

"Financial Indebtedness" means any indebtedness for or in respect of:

(a)	moneys borrowed (and debit balances at banks or other financial institutions);

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of notes, debentures, loan stock or any similar instrument, including this Note;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis provided that the requirements for derecognition under IFRS are met);

(f)	any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(g)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not a member of the Corporation which liability would fall within one of the other paragraphs of this definition;

(h)	any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the Corporation) before the Maturity Date or are otherwise classified as borrowings under IFRS;

(i)	any amount of any liability under an advance or deferred purchase agreement, if (a) the primary reason behind entering into the agreement is to raise finance or (b) the agreement is in respect of the supply of assets or services and payment is due more than 120 calendar days after the date of supply;

(j)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under IFRS; and

(k)	without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs a) to j) above.

"Framework Agreement" means the Framework Agreement entered into as of [●], 2022 among the Corporation, Mitsui & Co., Ltd. and Panasonic Energy Co., Ltd., as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"Future Offtake Contracts" means any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID.

"Governmental Authority" means any federal, provincial or local governmental entity, quasi-governmental authority, court, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department or agency, or any political or other subdivision, department or branch of any of the foregoing.

"Holder" means Pallinghurst Bond Limited, together with its successors and permitted assigns.

"IFRS" means generally accepted accounting practices and principles in the country in which the Corporation is incorporated including, if applicable, the International Financial Reporting Standards (IFRS) and guidelines and interpretations issued by the International Accounting Standards Board (or any predecessor and successor thereof), in force from time to time and applied on a consistent basis.

"Interest Rate" means, for any given period, an annual interest rate compounding daily equal to the greater of (i) 6.0%, and (ii) Term SOFR, plus 4.0%.

"Joint Venture" means the joint venture contemplated by Mitsui & Co., Ltd. and the Corporation pursuant to the Framework Agreement.

"JV Redemption Price" means a price equal to the sum of (i) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2, plus (ii) any accrued and unpaid interest under this in each case as of the date that Holder and the Corporation complete the initial investment into the JV.

"Intercompany Loan" means any loan provided by the Corporation to a wholly owned subsidiary provided that such loan is subordinated to the repayment of this Note on terms reasonably acceptable to the Holder.

"IQ Investment Agreement" means the investment agreement entered into as of the date hereof between the Corporation and Investissement Québec.

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]

"Liens" means any hypothec, resolutely right, title retention arrangement, other security agreement, trust or arrangement having the effect of creating a security in property for the payment of any debt, liability or obligation; servitude, right of way, usufruct, superficies, emphyteusis, other dismemberment of the right of ownership, interest in property or the production or profits therefrom (themselves including any royalty, stream or other participation interest in minerals or graphite products), and survey or title defects.

"Mason Engagement" means the subscription by the Corporation of common shares in the capital of Mason Graphite Inc. for an amount of C$5,000,000, together with the expenses contemplated by the investment agreement entered into between Mason Graphite Inc. and the Corporation, including the expenditures to be spent by the Corporation on the Lac Guéret property in order for the Corporation to be entitled to exercise its option to acquire a 51% interest in the Lac Guéret property and other related assets.

"Master Control Budget" means the total control budget of costs associated with the Project (including any principal or interest or other finance charges due and payable on any indebtedness of the Corporation and operating costs) until the completion of the Project.

"Matawinie Mine" means the Matawinie mining property comprising the Material Mining Tenements (which themselves include the mineral reserves/resources) together with all other constructions, buildings, improvements and equipment in relation thereto, including as may be located or erected from time to time on the lands leased by the Corporation from the Ministre de l'Énergie et des Ressources naturelles (Québec) or on lands acquired or leased from third parties.

"Material Adverse Effect" means, individually or in the aggregate, any event, change, occurrence, condition, circumstance, effect, fact or development that would reasonably be expected to have a material adverse effect on (i) the business, capitalization, assets, liabilities, results of operations, or condition (financial or otherwise) of the Corporation and its subsidiaries, taken as a whole, (ii) the Corporation's ability to perform and comply with any of its respective obligations under this Note, or (iii) the validity or enforceability of this Note, except any such event, change, occurrence, condition, circumstance, effect, fact or development resulting from or arising in connection with

(a)	any change, event, occurrence, effect, state of facts or circumstance affecting generally the graphite mining and processing industry;

(b)	changes, events or occurrences in general economic, political, or financial conditions in any jurisdiction in which the Corporation or its subsidiaries operate; or

(c)	any natural disasters, acts of war (whether declared), uprisings and civil unrest, acts of terrorism or sabotage and epidemic, pandemic or other outbreaks of disease, including in each of the aforementioned cases, any escalation or worsening thereof.

provided, however, that with respect to clause (a) to (c), such matter does not have a materially disproportionate effect on the Corporation and its subsidiaries, taken as a whole, relative to other Persons operating in the graphite mining and processing industry in general, and that references in this Note to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

"Material Mining Tenements" means the Mining Rights set out in Exhibit A.

"Maturity Date" means the date that is 36 months from the date hereof.

"Maturity Date Redemption Price" means a price equal to (i) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2), plus (ii) accrued and unpaid interest on this Note (accrued at 6.0% per annum, compounded daily).

"Minerals" means any and all metals, minerals, mineral substances or products of whatever kind and nature in, under or upon the surface or subsurface of the Matawinie Mine (including ore, metals, precious metals, base metals, graphite, uranium, industrial minerals, concentrates, gems, diamonds, commercially valuable rock, aggregate, clays and other minerals which are lawfully mined, excavated or extracted solely from the Matawinie Mine pursuant to the rights granted with respect to the Matawinie Mine and by other instruments of title under which any portion of the Matawinie Mine is held).

"Mining Act" means the Mining Act (Québec) and the regulations adopted thereunder.

"Mining Rights" means exploration licences, mineral claims, mining leases, mining licences, mineral concessions, crown grants and other rights that may be granted pursuant to the Mining Act, as well as other tenure or other rights to Minerals or to access and work upon lands, such as ownership rights, leasing agreements, lands temporal occupation agreements, surface rights or otherwise, for the purpose of exploring, exploiting or benefiting from the Minerals, under the terms of the laws applicable in the province of Québec, whether contractual, statutory or otherwise, or any interest therein. Mining Rights includes any amendments, relocations, adjustments, resurvey, additional locations, derived rights or conversions of, or any renewal, amendment or other modification or extensions of any of the foregoing.

"Mitsui Side Letter Agreement" means the side letter entered into as of [●], 2022 between the Corporation and Mitsui & Co., Ltd., as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"No FID Redemption Price" means a price equal to (i) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2), plus (ii) accrued and unpaid interest on this Note (accrued at 6.0% per annum, compounded daily), in each case as of the date of redemption.

"Note" has the meaning specified in Section 1.1.

"NYSE" means the New York Stock Exchange.

"Obligations" means all of the present and future obligations, liabilities, indebtedness, covenants and agreements, direct or indirect, absolute or contingent, matured or not, extended or renewed, of the Corporation to the Holder under this Note, including, if applicable, interest, interest on overdue and unpaid interest, fees, costs, expenses and indemnities, and "Obligation" means any of them.

"Operating Lease" means any leases which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are not treated as finance or capital leases.

"Pallinghurst Investment Agreement" means the second amended and restated investment agreement entered into as of the date hereof between the Corporation and each of Pallinghurst Graphite International Limited and Pallinghurst Bond Limited.

"Pallinghurst Letter Agreement" means the letter agreement entered into as of [●], 2022 between the Corporation and Pallinghurst Bond Limited as such agreement may be amended, restated or supplemented from time to time in accordance with its terms.

"Party" means a party to this Note and "Parties" means all of them.

"Permitted Encumbrances" means, in respect of any asset, any one or more of the following:

(a)	security for the Future Offtake Contracts;

(b)	any encumbrance relating to a Permitted Financial Indebtedness (provided that the Corporation shall not be entitled pursuant to this clause (b) to enter into any hypothec or similar security agreement with respect to the 0.2% net smelter royalty in respect of the Matawinie mining property comprising the Material Mining Tenements granted by the Corporation to Mr. Eric Desaulniers pursuant to the option agreement dated February 28, 2014 (as amended from time to time);

(c)	any netting or set-off arrangement entered into in the ordinary course of banking arrangements for the purpose of netting debt and credit balances with an Affiliate;

(d)	any encumbrance relating to a Permitted Financial Lease or an Operating Lease provided that such encumbrance is limited to the property that is the subject of the Permitted Financial Lease or Operating Lease;

(e)	any encumbrance arising under any instalment sale or conditional sale (excluding arising under any finance or capital lease, or Operating Lease) in respect of goods supplied in the ordinary course of business of the Corporation and on the supplier's standard or usual terms;

(f)	any encumbrances made or incurred in the ordinary course of business of the Corporation or its Affiliate to secure (a) workers' compensation, surety or appeal notes, letters of credit, costs of litigation when required by law, order, and public and statutory obligations, or (b) the discharge of encumbrances or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens, provided such encumbrances (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) do not and will not materially impair the development, construction and operation of the Project or the business of the Corporation, or otherwise have a Material Adverse Effect;

(g)	any development or similar agreement concerning real property entered into with a governmental body or public utility which does not and will not (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) materially detract from the value of such property or materially impair its use in the development, construction and operation of the Project or the business of the Corporation, or otherwise have a Material Adverse Effect, provided the Corporation party to any such agreement is not in default thereunder in in any material respect;

(h)	any such minor defects as may be revealed by an up-to-date certificate of location, any registered or unregistered rights of way or servitude, or any encroachments, or any zoning by-laws or other municipal law restrictions as to the use of real property, provided the foregoing do not and will not (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Project or the business of the Corporation, or otherwise have a Material Adverse Effect;

(i)	any security or deposits given to a public utility or any governmental body when required by such utility or governmental body pursuant to any Project Document, or in connection with the operations of the Corporation and in the ordinary course of business of the Corporation;

(j)	any encumbrance for taxes, assessments or governmental charges or levies not at the time due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) does not and will not materially impair the development, construction and operation of the Project or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(k)	any encumbrance or charge incidental to construction or current operations (including carrier's warehouseman's, mechanics', construction, builder's, material men's and repairmen's liens) that have not at such time been published pursuant to applicable law or which relate to obligations not due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) does not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Project or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(l)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such encumbrances (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) do not and will not materially impair the development, construction and operation of the Project or the business of the Corporation or otherwise have a Material Adverse Effect;

(m)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any governmental body, provided such restrictions, exceptions, reservations, limitations, provisos and conditions (whether individually or in the aggregate with any other Permitted Encumbrances described in paragraphs (g) through (r) of this definition) do not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Project or the business of the Corporation or otherwise have a Material Adverse Effect;

(n)	an hypothec securing the Corporation's obligations created under the royalty agreement dated August 28, 2020, granted by the Corporation to Pallinghurst Graphite International Limited under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Quebec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

(o)	hypothecs on the Bécancour Site securing the repayment of the balance of the sale price and the performance of all Corporation's obligations in favour of the vendor, 154639 Canada Inc., created under the terms of the deed of sale executed before Mtre Jamie MALUS, Notary, on February 3, 2021 and registered at the Quebec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), on the same date, under number 26 039 195;

(p)	the vendor's resolutory right with respect to the Bécancour Site, created under the terms of the deed of sale above mentioned and registered at the Quebec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), under number 26 039 195;

(q)	the right reserved to or vested in any governmental body by the terms of any lease, grant or permit acquired by the Corporation by any statutory provision to terminate any such lease, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(r)	any other encumbrances not included under paragraphs (a) through (n) above, in an amount not to exceed [REDACTED – FINANCIAL THRESHOLD.] or its equivalent at any time,

provided, however (for the avoidance of doubt) that no Lien described above, other than in paragraphs (a), (b), (c) and (e), shall constitute a Permitted Encumbrance if it was incurred in connection with the incurrence of any Permitted Financial Indebtedness.

"Permitted Financial Indebtedness" means any one or more of the following:

(a)	any Existing Financial Indebtedness;

(b)	any Financial Indebtedness incurred under the terms of the Note;

(c)	any Financial Indebtedness incurred under any Intercompany Loan;

(d)	any Financial Indebtedness arising under Permitted Financial Leases

(e)	any Financial Indebtedness incurred for hedging or similar purposes, provided that (i) hedging shall only be permitted in connection with currency or interest rate protection and not for speculative purposes, and (ii) the negative mark to market of which shall not exceed [REDACTED – FINANCIAL THRESHOLD.] at any time;

(f)	any Financial Indebtedness incurred under the Future Offtake Contracts;

(g)	any Financial Indebtedness incurred under the Project Debt Financing; and

(h)	any other Financial Indebtedness not included under (a) to (g) above, the outstanding amount of which shall not exceed [REDACTED – FINANCIAL THRESHOLD.] or its equivalent at any time.

"Permitted Financial Lease" means, except for all financial leases related directly or indirectly to the Project, finance or capital leases (which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are treated as finance or capital leases) of equipment are permitted provided that the aggregate capital value of the equipment leased does not exceed [REDACTED – FINANCIAL THRESHOLD.] or its equivalent at any time. For greater certainty, Operating Leases do not constitute financial indebtedness and are therefore permitted.

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority.

"Principal" has the meaning specified in Section 1.1.

"Project" means the development, construction and operation of the Matawinie Mine, the Demonstration Plants and Transformation Plant, including logistic facilities related thereto.

"Project Debt Financing" means the debt financing with any commercial bank, savings bank, treasury branch or other commercial lender in an amount necessary to cover, together with the Project Equity Financing, all the costs associated with the Project.

"Project Documents" means the material agreements, feasibility studies, environmental permits, authorizations and other material documents that are required for the completion of the Project.

"Project Equity Financing" means the equity financing in an amount necessary to cover, together with the Project Debt Financing, all the costs associated with the Project.

"Quarter Date" means each of March 31, June 30, September 30 and December 31.

"Regulatory News Release" has the meaning specified in Section 10.4(2).

"Repurchase Amount" has the meaning specified in Section 5.1(1).

"Repurchase Date" has the meaning specified in Section 5.1(1).

"Repurchase Notice" has the meaning specified in Section 5.1(1).

"Repurchase Option" has the meaning specified in Section 5.1(1).

"Share Reorganization" has the meaning specified in Section 7.2(1).

"Subscription Agreement" means the subscription agreement dated [●], 2022 between the Corporation and the Holder providing for the issuance by the Corporation and subscription by the Holder of this Note.

"Taxes or Tax" means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including interest and penalties).

"Term SOFR" means, for a 3-month tenor, the per annum forward looking term rate (Term SOFR) based on the secured overnight financing rate (SOFR), as such rate is published by the Term SOFR Administrator at the following website: https://www.cmegroup.com/market-data/cme-group-benchmark-administration/term-sofr.html (or a successor administrator or service selected by the Holder in its reasonable discretion) on each Quarter Date, provided, however, that if as of 5:00 p.m. (Montreal time) on any determination day such rate for the 3-month tenor has not been published by the Term SOFR Administrator, then Term SOFR will be the 3-month Term SOFR as published by the Term SOFR Administrator on the first preceding Business Day for which such rate was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such determination day. For greater certainty, the Term SOFR will be determined in advance on each Quarter Date and shall remain in effect during the immediately following quarter.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR selected by the Holder in its reasonable discretion).

"Transaction Documents" means this Note and any other agreement, document, instrument and certificate executed and exchanged in connection with the execution of this Note, including the Mitsui Side Letter Agreement, the Pallinghurst Letter Agreement, the Subscription Agreement, the Framework Agreement, the IQ Investment Agreement and the Pallinghurst Investment Agreement.

"Transformation Plant" means the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the commercial anode material plant to be constructed by the Corporation on the Bécancour Site.

"TSXV" means the TSX Venture Exchange.

"Unit" means a unit of the Corporation entitling the Holder to one Common Share and one Warrant.

"Warrant" means a common share purchase warrant of the Corporation issued pursuant to a warrant certificate substantially in the form attached as Exhibit "B" hereto, pursuant to which the Holder will be entitled to acquire common shares of the Corporation at an exercise price of $5.70 per warrant share for a period of 24 months from the date of issuance of the Warrants at conversion from the Note to Units.

Section 2.2 Gender and Number.

Any reference in this Note to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 2.3 Headings, etc.

The provision of a Table of Contents, the division of this Note into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Note.

Section 2.4 Currency.

Unless otherwise specifically indicated, (i) all references in this Note to dollars, are to U.S. dollars, and (ii) in the event that any amounts are required to be converted from Canadian dollars to United States dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date (it being understood and agreed that, for purposes of the determination of the U.S. dollar equivalent of the "Market Price" (as defined in TSXV rules) of the Common Shares on any given day, the exchange rate shall be determined using the applicable closing rate published by the Bank of Canada on the same day as the day on which closing price of the Common Shares on the TSXV is used to determine the "Market Price").

Section 2.5 Certain Phrases, etc.

In this Note (i) the words "including" and "includes" mean "including (or includes) without limitation", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

Section 2.6 Accounting Terms.

All accounting terms not specifically defined in this Note shall be interpreted in accordance with IFRS.

Section 2.7 Incorporation of Exhibits and Schedules.

The exhibits and schedules attached to this Note shall, for all purposes of this Note, form an integral part of it.

Exhibit A	-	Material Mining Tenements
Exhibit B	-	Form of Warrant Certificate

Article 3
Covenants

Section 3.1 Affirmative Covenants.

So long as this Note remains outstanding:

(a)	Performance under this Note. The Corporation shall observe or perform any other covenant, obligation, condition or agreement contained in this Note and comply in all material respects with (i) all of the terms and provisions of its organizational, constating and governance documents; and (ii) its obligations under its material contracts and agreements.

(b)	Preservation of Corporate Existence. The Corporation shall preserve and maintain its corporate existence, rights and privileges, and qualify and remain qualified as a corporation in good standing in each jurisdiction in which such qualification is required.

(c)	Compliance with Applicable Laws. The Corporation shall comply in all material respects with all Applicable Laws, including all applicable securities laws and the TSXV and NYSE rules and regulations.

(d)	Taxes. The Corporation shall pay when due all Taxes imposed upon it or any of its respective properties or assets or with respect to any of its respective franchises, business, income or property provided that no such Tax need be paid if the Corporation is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted.

(e)	Use of Proceeds. The Corporation shall use the proceeds of this Note solely in accordance with Section 1.5 of this Note.

(f)	Interest in Project etc. The Corporation shall remain, directly or through a wholly-owned subsidiary, the sole absolute owner of the Matawinie Mine, the Bécancour Site and the Transformation Plant, and of all assets and rights used, necessary or desirable in connection with the carrying out of the Project, free and clear of all Liens except Permitted Encumbrances.

(g)	Conduct of Operation relating to the Project. The Corporation shall (i) conduct its business operations and activities relating to the Project, and use all assets relating thereto, in compliance with all Applicable Laws and good industry practices (ii) obtain all authorizations as are necessary to conduct operations as currently conducted or proposed to be conducted at the Project, the whole in accordance with good industry practices, and (iii) at all times do or cause to be done all things necessary to maintain the Project in good standing.

(h)	Financial Reports. The Corporation shall make (i) consolidated annual audited financial statements of the Corporation and related management's discussion and analysis (which will include, as required under applicable securities laws, a report of construction progress and activities) available on the Corporation's website as soon they are available, and in any event no later than 90 days after the end of each financial year, and (ii) quarterly consolidated unaudited financial statements of the Corporation and related management's discussion and analysis (which will include, as required under applicable securities laws, a report of construction progress and activities), available on the Corporation's website as soon as they are available, and in any event no later than 45 days after the end of the relevant financial quarter. Such financial reports shall be prepared in accordance with accounting standards required under IFRS, and include a profit and loss account, balance sheet and cash flow statement.

(i)	Access to Site. The Corporation shall ensure that the Holder is granted access to inspect the Matawinie Mine, the Demonstration Plants and the Transformation Plant and any other site relating to the Project within a reasonable time after giving notice thereof and during normal business hours, provided that such inspections shall not unreasonably interfere with the Corporation's activities with respect to the Project.

(j)	Insurance. The Corporation shall obtain and maintain insurance in connection with the Project and the Bécancour Site covering all risks and liabilities as per industry standards, on a basis consistent with good industry practice, including but not limited to (to the extent they continue to be relevant to the Project and the Transformation Plant and subject to customary exclusions): (i) mining construction and erection risks in connection with the Project to cover all materials, equipment, supplies, machinery forming part or intended to form part of the Project including permanent and temporary works, structures, spare parts, consumables, fuels and oils, common facilities and facilities which are improvements, tie-ins, connections and additions, modifications to existing facilities, pipelines and all other property and the mobile plant and equipment of the mining fleet; (ii) third-party liability insurance to cover personal injury, bodily injury to or illness of third parties (whether fatal or not) and loss of or damage to or loss of use of property including all other direct or indirect or consequential losses resulting from loss of or damage to property belonging to third parties; and (iii) cargo insurance transportation to cover material project cargoes (e.g. machinery). All insurances shall be placed with reputable insurers of financial standing. The Corporation shall cause the policies of insurance referred to above to include a provision that such policies will not be amended in any manner which is materially prejudicial to any Holder's interest, or be cancelled, without 30 days' prior written notice being given to all Holders by the Corporation. The Corporation shall provide all Holders promptly with such evidence of insurance as the Holders may from time to time reasonably require. Where the Corporation has received payment under any insurance policy in respect of loss or damage to property covered by the policies of insurance referred to above that does or is reasonably likely to materially reduce the value of the Material Mining Tenements, the Corporation shall use such amount of net proceeds as is necessary to fully rebuild and/or replace the Material Mining Tenements or any part thereof that is the subject of such net proceeds.

(k)	Project Documents. The Corporation shall perform and observe all of its covenants and agreements contained in any of the Project Documents to which it is or becomes a party or of which it is the holder, take all reasonably necessary action to prevent the termination of any such Project Documents, other than by expiration of the term of such Project Documents and take any and all actions as may be reasonably necessary promptly to enforce its rights and to collect any and all sums due to it under the Project Documents, in each case to the extent that failure to do so is likely to either have a material adverse impact on the development, completion or operation of the Project or otherwise have a Material Adverse Effect.

(l)	Title to Material Mining Rights. The Corporation shall keep all Material Mining Tenements that are required for the completion and operation of the Project in good standing, and not render any such Material Mining Tenements liable to forfeiture or revocation and not surrender, relinquish or amalgamate any part of any such Material Mining Tenements.

(m)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]

(n)	Notice of Litigation. Promptly upon the Corporation obtaining knowledge of the initiation of, or threat of, any litigation, arbitration, governmental investigation, proceeding or inquiry, not previously disclosed in writing by Corporation to the Holder, that would reasonably be expected to result in material liability to the Corporation if determined adversely to the Corporation, or that seeks to enjoin or otherwise prevent performance of the Corporation under this Note (including the conversion thereof), provide Holder written notice thereof, together with such other information as may be reasonably available to the Corporation from time to time to enable the Holder to evaluate such matter.

(o)	Further Assurances. The Corporation will, from time to time, execute such other documents or deliver to Holder such instruments, certificates of title or other documents as the Holder at any time may reasonably request to evidence, perfect or otherwise implement the terms of this Note and the other Transaction Documents including, as applicable, the Conversion.

Section 3.2	Negative Covenants.

So long as any amount owing under this Note remains unpaid, except with the Holder’s prior written consent:

(a)	Disposal. Other than in the ordinary course of business, the Corporation shall not, and shall cause its subsidiaries not to, transfer, assign or otherwise dispose of any legal or beneficial interest in any of its property, except (i) disposals of obsolete, worn out or redundant movable property; (ii) disposals of movable property where the movable property disposed of is replaced with comparable movable property; and (iii) disposals of any legal or beneficial interest in any immovable property for an aggregate market value of less than or equal to [REDACTED – FINANCIAL THRESHOLD.], or in any movable property, in each case, on arm’s length terms and provided no such disposal has a material adverse impact on the development, completion or operation of the Project or otherwise have a Material Adverse Effect.

(b)	Dividend. The Corporation shall not, and shall cause its subsidiaries not to, declare or make any dividend payment or repurchase shares (other than dividend payments or share repurchases involving only the Corporation and a wholly-owned subsidiary thereof).

(c)	Intercompany Loans. The Corporation shall not, and shall cause its subsidiaries not to, provide any loans to an Affiliate, except for any Intercompany Loans.

(d)	Financial Support. The Corporation shall not, and shall cause its subsidiaries not to, for the benefit of any party outside of an Affiliate (i) grant any loans, (ii) grant any guarantees, or (iii) otherwise give financial assistance, except for (A) trade credits or guarantees issued in the ordinary course of business of the Corporation (including, for the avoidance of doubt, any performance guarantee issued in relation to any Future Offtake Contracts), or (B) with respect to Permitted Financial Indebtedness or Permitted Encumbrances.

(e)	Financial Indebtedness. The Corporation shall not, and shall cause its subsidiaries not to, incur or permit subsisting any Financial Indebtedness other than the Permitted Financial Indebtedness.

(f)	Negative Pledge. The Corporation shall not, and shall cause its subsidiaries not to, create or permit subsisting any security over any of its assets or enter into arrangement to have a similar effect except for the Permitted Encumbrances.

(g)	Continuation of Business. The Corporation shall not, and shall cause its subsidiaries not to, cease carrying on its business.

(h)	Arm’s Length Transactions. The Corporation shall not, and shall cause its subsidiaries not to, engage in, directly or indirectly, any transaction with any related party (including the purchase, sale or exchange of assets or the rendering of any service), except (i) in the ordinary course of business of the Corporation and its subsidiaries and pursuant to the reasonable requirement of the Corporation’s or any other Affiliate’s business and upon fair and reasonable terms, (ii) for any transaction with an Affiliate on terms that are not less favourable to the Corporation and its subsidiaries than those which might be obtained in an arm’s length transaction at the time, or (iii) pursuant to rights and obligations existing as of the date hereof, provided that this clause does not apply to the issue of securities, advances, fees and indemnities payable to directors, officers and employees of the Corporation.

(i)	Investments. [REDACTED – COMMERCIALLY SENSITIVE INFORMATION.], the Corporation shall not, and shall cause its subsidiaries not to, invest any of the proceeds hereunder for purposes other than solely related to the Project or activities necessary or reasonably incidental to the carrying on of the Project (which, for greater clarity, shall exclude investments in or activity carried out through a company not being an Affiliate unless otherwise expressly permitted hereunder).

(j)	Certain Agreements. Enter into any agreement or arrangement (including, without limitation, in connection with the Project Equity Financing and Project Debt Financing) that restricts or prohibits the payment of any Change of Control Event Redemption Price, Event of Default Redemption Price, No FID Redemption Price or JV Redemption Price.

Article 4
Voluntary Conversion of This Note

Section 4.1	Voluntary Conversion by the Holder.

(1)	Upon and subject to the provisions and conditions of this Article 4, the Holder shall have the right, at its sole and absolute discretion, at any time, and from time to time, up to and including the Maturity Date, to convert this Note (in whole or in part, provided that the Holder shall not have the right to convert this Note in part unless the portion of the Note to be converted pursuant to this Section 4.1 amounts to $500,000 or more) into such number of Units equal to the Principal (excluding any portion which represents capitalized interest) divided by the Conversion Price, provided that (i) any portion of the Principal which represents capitalized interest or any accrued and unpaid or uncapitalized interest shall be convertible into Common Shares only (and not Units), (ii) conversion thereof shall be subject to TSXV and NYSE approvals, as required, at the future time of Conversion, and (iii) the Conversion Price applicable to capitalized interest or any accrued and unpaid or uncapitalized interest shall be the U.S. dollar equivalent of the “Market Price” as defined in TSXV rules determined at the quarter end on which such interest became payable.

(2)	The Holder may exercise its right to effect the Conversion by sending to the Corporation at its principal address a notice to such effect in accordance with the provisions of this Article 4. Upon receipt by the Corporation of such notice, the Holder shall be entered in the books of the Corporation as at the date of Conversion as the holder of the number of Common Shares and Warrants to which the Holder is entitled to upon Conversion and, as soon as practicable, the Corporation shall deliver to the Holder certificates (or electronic evidence of holdings satisfactory to the Holder) for such Common Shares and Warrants and, if applicable, execute an electronic transfer (without deduction for any related fees or expenses) for any amount payable under Section 7.3. Upon delivery of the certificates (or electronic evidence of holdings) for Common Shares and Warrants to which the Holder is entitled to upon Conversion, the Principal, including any portion of the Principal which represents capitalized interest and any accrued and unpaid or uncapitalized interest thereon, in respect of which such notice was given, shall be deemed repaid in full and no longer owing by the Corporation.

(3)	The Holder’s right of Conversion pursuant to this Section 4.1 shall extend only to the maximum number of whole Common Shares and Warrants into which the Principal, including any portion of the Principal which represents capitalized interest and any accrued and unpaid or uncapitalized interest thereon, is then converted in accordance with the provisions of paragraph Section 4.1(1). Fractional interests in Common Shares and Warrants shall be adjusted for in accordance with Section 7.3.

(4)	If a Conversion is in respect of capitalized interest or accrued and unpaid or uncapitalized interest, the Corporation shall promptly following receipt of the notice contemplated by Section 4.1(2) make and diligently pursue an application to TSXV and/or NYSE, as the case may be, to seek approval for the Conversion of such capitalized interest or accrued and unpaid or uncapitalized interest.

Article 5
Repurchase of Note

Section 5.1	Repurchase of Note at the Option of the Corporation

(1)	The Corporation shall have the right, at its sole and absolute discretion, from time to time from and after the earlier of (i) December 31, 2023 and (ii) the occurrence of FID, up to and including the Maturity Date, to repurchase this Note in whole for cash (the “Repurchase Option”) by paying to the Holder an amount equal to (the “Repurchase Amount”) the higher of:

(a)	the sum of (i) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2), (ii) any accrued and unpaid or uncapitalized interest under this Note, and (iii) an amount equal to the unaccrued interest or uncapitalized under this Note from and after the date of repurchase up to the Maturity Date (at a rate per annum that is equal to 6.0%, compounded daily); and

(b)	(A) the sum of (i) the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2), plus (ii) interest on this Note accruing from the issuance date at a rate of 12.0% per annum, compounded daily, up to the date of redemption, minus (B) the sum of all interest previously paid on this Note, whether paid in cash or capitalized and added to the Principal in accordance with Section 1.2, provided that it first gives no less than forty-five (45) days written notice to that effect to the Holder. The notice to be delivered by the Corporation pursuant to this Section 5.1 (the “Repurchase Notice”) shall, among other things, specify the date on which the repurchase is to be completed (the “Repurchase Date”), which date shall be no less than forty-five (45) days from the date on which the Repurchase Option is exercised.

(2)	Upon receipt by the Holder of a Repurchase Notice from the Corporation, the Holder shall have the right to effect the Conversion pursuant to Section 4.1 up to three (3) Business Days prior to the Repurchase Date. Thereafter, if the Holder has not exercised its right, the Holder shall (i) surrender this Note for immediate cancellation to the Corporation, and (ii) thereafter be entitled, on the Repurchase Date, to receive the Repurchase Amount by way of transfer of immediately available funds (or as may otherwise be agreed by the parties). Notwithstanding the foregoing, despite having received a Repurchase Notice the Holder may convert any or all of the Principal at any time up to the Repurchase Date in accordance with the procedures set forth in Section 4.1.

Article 6
FID and Project Financing

Section 6.1	Process to FID

(1)	If, at any time prior to the Maturity Date, the Corporation contemplates a Project Equity Financing and/or Project Debt Financing in an amount necessary to cover all the costs associated with the Project such that FID could occur, then the Corporation shall notify the Holder in writing of same, with such notice (the “FID Process Notice”) (i) specifying the main terms on which the Project Equity Financing and/or Project Debt Financing are being contemplated, (ii) specifying the targeted date for the announcement of same (which date shall be no less than 30 days from the date such notice is delivered to the Holder pursuant to this Section 6.1), and (iii) shall include current drafts of (A) the Master Control Budget, (B) the detailed plan for the construction of the Project, and (C) any contemplated Future Offtake Contracts with respect to the forecasted production from the Transformation Plant.

(2)	The Holder shall, within twenty (20) Business Days of receipt of the FID Process Notice, respond in writing to the Corporation and advise the Corporation whether it is considering seeking participation in financing of the Project or otherwise making an affirmative decision with respect to FID. If the Holder advises the Corporation it is seeking participation in financing of the Project or otherwise making an affirmative decision with respect to FID, the Corporation shall keep the Holder informed of material developments in connection therewith, with a view to allow the Holder to make its final investment decision.

(3)	For clarity, the purpose of the FID Process Notice to be delivered pursuant to this Section 6.1 is to allow the Holder to make a final investment decision with respect to the Project, but in no way shall this Section 6.1 give the Holder any right to participate in any Project Equity Financing and/or Project Debt Financing or to maintain its pro-rata ownership in any class of equity or debt securities of the Corporation (provided that this Section 6.1 shall not affect any rights the Holder has under the Pallinghurst Investment Agreement and the Pallinghurst Letter Agreement, including any pre-emptive rights thereunder).

Section 6.2	Automatic Conversion upon Affirmative Decision on FID.

(1)	Upon and subject to the provisions and conditions of this Article 6, if at any time prior to the Maturity Date, the Holder makes an affirmative decision with respect to FID and closing of the Project Equity Financing and/or Project Debt Financing occurs, then, subject to the then applicable Conversion Price being lower than each of (a) the U.S. dollar equivalent of the closing price of the Common Shares on the TSXV on the trading day prior to such closing and (b) the price per share at which Common Shares are being offered and issued in the Project Equity Financing (it being understood, that if the conditions set out in (a) and (b) are not met, there would be no automatic conversion), this Note shall automatically be converted into such number of Units equal to the Principal (excluding any portion which represents capitalized interest) divided by the Conversion Price, provided that (i) any portion of the Principal which represents capitalized interest or any accrued and unpaid or uncapitalized interest shall be convertible into Common Shares only (and not Units), (ii) conversion thereof shall be subject to TSXV and NYSE approvals, as required, at the future time of Conversion, and (iii) the Conversion Price applicable to capitalized interest or any accrued and unpaid or uncapitalized interest shall be the U.S. dollar equivalent of the “Market Price” as defined in TSXV rules determined at the quarter end on which such interest became payable.

(2)	Upon closing of the Project Equity Financing and/or the Project Debt Financing, the Holder shall, subject to Section 6.2(1), as soon as reasonably practicable, be entered in the books of the Corporation as at the date of closing of the Project Equity Financing and/or the Project Debt Financing, as the holder of the number of Common Shares and Warrants to which the Holder is entitled to upon Conversion and, as soon as practicable, the Corporation shall deliver to the Holder certificates(or electronic evidence of holdings satisfactory to the Holder) for such Common Shares and Warrants and, if applicable, execute an electronic transfer (without deduction for any related fees or expenses) for any amount payable under Section 7.3. Upon delivery of the certificates (or electronic evidence of holdings) for Common Shares and Warrants to which the Holder is entitled to upon Conversion, the Principal, including any accrued and unpaid or uncapitalized interest thereon shall be deemed repaid in full and no longer owing by the Corporation.

(3)	The automatic Conversion of this Note pursuant to this Article 6 shall extend only to the maximum number of whole Common Shares and Warrants into which the Principal, including any accrued and unpaid or uncapitalized interest thereon, is then converted in accordance with the provisions of paragraph (1). Fractional interests in Common Shares and Warrants shall be adjusted for in accordance with Section 7.3.

(4)	If a Conversion is in respect of capitalized interest or accrued and unpaid or uncapitalized interest, the Corporation shall promptly following closing of the Project Equity Financing and/or the Project Debt Financing make and diligently pursue an application to TSXV and/or NYSE, as the case may be, to seek approval for the Conversion of such accrued and unpaid or uncapitalized interest.

Section 6.3	Repurchase if no Affirmative Decision with respect to FID.

(1)	If, following completion of the FID process in compliance with Section 6.1, all conditions to the FID have been satisfied and the Corporation decides to proceed with the Project Equity Financing and/or Project Debt Financing, but the Holder does not make an affirmative decision with respect to FID, then the Corporation shall, concurrently with closing of the Project Equity Financing and/or Project Debt Financing, redeem all of the Holder’s Notes in whole for cash at the No FID Redemption Price.

Article 7
About Conversion

Section 7.1	Expiry of Note Conversion Right.

If, at the Maturity Date, the Holder has not exercised its Conversion right and this Note has not otherwise been converted or redeemed in accordance with the terms hereof, the Principal outstanding including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2) together with any accrued and unpaid or uncapitalized interest thereon, shall be due and payable in full by the Corporation to the Holder in accordance with Section 1.2, and the Holder’s right to convert this Note will automatically terminate.

Section 7.2	Adjustment of Conversion Price, etc.

(1)	If and whenever at any time after the date hereof and prior to the Maturity Date the Corporation shall (i) subdivide, re-divide or change its then outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of a stock dividend or other distribution (any of such events herein called a “Share Reorganization”), then the Conversion Price shall be adjusted effective immediately after the effective date of any such event in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purpose of any such stock dividend or other distribution in (iii) above, as the case may be, by multiplying the Conversion Price in effect on such effective date or record date, as the case may be, by a fraction, (y) the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such Share Reorganization and (z) the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would be outstanding if such securities were exchanged for or converted into Common Shares.

(2)	If and whenever at any time after the date hereof and prior to the Maturity Date, there is a capital reorganization of the Corporation or a reclassification or other change in the Common Shares (other than a Share Reorganization) or a consolidation or merger, amalgamation or arrangement of the Corporation with or into any other corporation or other entity (other than a consolidation, merger, amalgamation or arrangement which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the Corporation’s assets to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), the Holder shall be entitled to receive, and shall accept, upon the exercise of the right of Conversion at any time after the effective date thereof, in lieu of Common Shares and/or Warrants to which the Holder was theretofore entitled on Conversion, the kind and amount of shares, share purchase warrants or other securities or money or other property that the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares and/or Warrants to which the Holder was entitled upon Conversion, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 7.2(2).

(3)	So long as all of this Note has not been Converted or otherwise redeemed in accordance with the terms hereof, the number of Common Shares issuable upon exercise of the Warrants underlying this Note and the exercise price of any Warrants underlying this Note shall be adjusted in accordance with the terms and conditions of the form of Warrant attached as Schedule “B” hereto, as if the Holder had been the registered holder of the number of Warrants to which the Holder was entitled upon Conversion at the relevant time, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in the form of Warrant attached as Schedule “B” hereto.

(4)	If any question arises with respect to the adjustments provided in this Section 7.2, such question shall be conclusively determined by a firm of chartered professional accountants appointed by the Corporation and acceptable to the Holder. Such chartered professional accountants shall be given access to all necessary records of the Corporation and their determination shall be binding upon the Corporation and the Holder.

Section 7.3	No Requirement to Issue Fractional Shares.

The Corporation shall not be required to issue fractional Common Shares or Warrants upon the Conversion. If any fractional interest in a Common Share or Warrant would, except for the provisions of this Section 7.3, be deliverable upon the Conversion, the Corporation shall, in lieu of delivering any certificate of fractional interest, satisfy the fractional interest by paying to the Holder an amount of lawful money of the United States equal (computed to the nearest whole cent, and one-half of a cent being rounded up) to the Principal remaining outstanding after so much of the Principal, including any portion of the Principal which represents capitalized interest and any accrued and unpaid or uncapitalized interest thereon, as may be converted into a whole number of Common Shares and Warrants has been so converted.

Section 7.4	Notice of Special Matters.

The Corporation shall give notice to the Holder, in the manner provided in Article 10, of its intention to fix a record date for any event referenced in Section 7.2 which may give rise to an adjustment in the number of Common Shares or Warrants which may be acquired pursuant to Section 4.1, and, in each case, the notice shall specify the particulars of the event and the record date and the effective date for the event; provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date.

Section 7.5	Corporation to Reserve Shares and Hold Period.

The Corporation shall at all times reserve and keep available out of its authorized Common Shares and solely for the purpose of Conversion provided, and conditionally allot to the Holder, such number of Common Shares as shall then be issuable upon the Conversion, assuming immediate exercise of the Warrants forming part of the Units. The Corporation covenants with the Holder that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable. This Note, together with (a) in the event the Conversion occurs within four months of the Closing Date, any certificates representing the Common Shares or the Warrants issuable upon the Conversion and (b) any certificates representing the Common Shares issuable on exercise the Warrants if such exercise occurs within four months of the Closing Date shall bear the following legend (and such other legend as required by the TSXV, the NYSE or applicable securities laws):

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [●], 2023.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS SECURITY MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [●], 2023.”

Any certificate representing Warrants issued on Conversion within four months from the date hereof shall bear the legend set forth in the form of warrant certificate attached as Exhibit “B” hereto.

Section 7.6	Holder not a Shareholder.

Nothing in this Note shall, in itself, confer or be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Corporation, including, but not limited to, the right to vote at, to receive, subject to Section 7.4, notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions.

Article 8
Change of Control

Section 8.1	Change of Control Event.

(1)	As soon as reasonably practicable after the Corporation has entered into definitive documentation with respect, or is otherwise subject, to a Change of Control Event, the Corporation shall notify the Holder of same, and the Holder shall be entitled, but not obligated, to (i) have the Principal (including, for greater certainty, any interest capitalized and added to the Principal in accordance with Section 1.2), together with any accrued and unpaid or uncapitalized interest under this Note, converted into Units at the Conversion Price (provided that any portion of the Principal which represents capitalized interest or accrued and unpaid or uncapitalized interest shall be convertible into Common Shares only (and not Units)), effective immediately prior to the completion of the Change of Control Event, the whole in accordance with the procedures set forth in Section 4.1, or (ii) have the Corporation redeem all, but not less than all, of this Note at the Change of Control Event Redemption Price following the consummation of the Change of Control Event, the whole in accordance with the procedures set forth Section 8.1(2).

(2)	Upon the occurrence of a Change of Control Event, the Corporation shall make an offer to the Holder (the “Change of Control Event Redemption Option”) to redeem this Note in whole for cash by paying to the Holder an amount equal to the Change of Control Event Redemption Price. The Change of Control Event Redemption Option shall be exercisable by the Holders for 30 days following receipt by the Holder of the offer from the Corporation. If accepted by the Holder, the settlement date of the Change of Control Event Redemption Option shall be on the fifth (5th) Business Day after the end of the 30-days exercise period (the “Change of Control Event Redemption Date”). For the avoidance of doubt, subject to the terms of this Note, if not accepted by the Holder, the Holder will continue to hold the Note as if no Change of Control Event occurred and without prejudice to any of its rights associated with the Note.

Article 9
EVENTS OF DEFAULT

Section 9.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default” under this Note:

(a)	the Corporation fails to make payment when due of the Principal outstanding or of any accrued and unpaid or uncapitalized interest thereon, unless such default is remedied within five (5) Business Days after notice thereof by the Holder to the Corporation;

(b)	(i) default by the Corporation in the performance or observance of any other covenant, condition or obligation contained in this Note, or (ii) default in any material respects in the performance or observance of any covenant, condition or obligation contained in any Transaction Document, unless in each case such default is remedied within 15 days after notice thereof by the Holder to the Corporation;

(c)	any representation or warranty made or deemed to be made by the Corporation in this Note or in any other Transaction Documents is found to be false or inaccurate in any material respect (unless such representation or warranty is already qualified by materiality or Material Adverse Effect or words to that effect, in which case it shall be an event of default if any such representation or warranty is found to be false or inaccurate in any respect), unless the circumstances giving rise to the false or inaccurate representation are capable of remedy and are remedied within 20 Business Days of the earlier of the Holder giving notice to the Corporation or the Corporation becoming aware of such false or inaccurate representation;

(d)	(i) any Financial Indebtedness is not paid when due nor within any applicable grace period; (ii) any Financial Indebtedness is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described); (iii) any commitment for any Financial Indebtedness is cancelled or suspended by a creditor as a result of an event of default (however described); or (iv) any creditor becomes entitled to declare any Financial Indebtedness due and payable prior to its specified maturity as a result of an event of default (however described), provided in each case that the aggregate amount of such Financial Indebtedness or commitment for Financial Indebtedness falling within clauses (i) to (iv) above exceeds a total of [REDACTED – FINANCIAL THRESHOLD] (or the equivalent thereof in any other currency); and

(e)	any termination or withdrawal of any Material Mining Tenements required for the completion and operation of the Project, or termination or cancellation of any Project Document, which in either case has a material adverse impact on the development, completion or operation of the Project or otherwise has a Material Adverse Effect, unless such withdrawal or termination is capable of being remedied and is remedied within 30 Business Days after the earlier of the Corporation’s actual knowledge thereof or notice thereof is given to the Corporation by the Holder;

(f)	a Material Adverse Effect occurs after the date of this Note;

(g)	a proceeding in bankruptcy or insolvency of the Corporation or for a receiver or trustee for any of its property is filed by or against the Corporation provided that the Corporation shall not be in default hereunder if it is contesting such proceeding in good faith;

(h)	any execution, distress or other enforcement process, whether by court order or otherwise, becomes enforceable against any material property and assets of the Corporation, provided that the Corporation shall not be in default hereunder if it is contesting such proceeding in good faith and has obtained a stay of such proceedings and has set aside in trust a satisfactory amount of money to satisfy the claim in the event that it is not successful in opposing the proceeding; or

(i)	if, at any time prior to the Conversion, the Common Shares are no longer listed and posted for trading on any of the TSXV, the Toronto Stock Exchange, the NYSE or another recognized stock exchange.

Section 9.2	Consequences of an Event of Default.

Promptly after the Corporation becomes aware that an Event of Default has occurred, the Corporation will notify the Holder in writing of the nature and extent of such Event of Default and the action, if any, it has taken or proposes to take with respect to such Event of Default. Upon the later of the occurrence of any Event of Default or expiry of any agreed cure period for an Event of Default, as applicable, the Holder may by notice to the Corporation, require the Corporation to redeem all, but not less than all, of this Note for cash at the Event of Default Redemption Price. Upon receipt by the Corporation of such notice, the Event of Default Redemption Price shall become immediately due and payable, the Corporation shall immediately pay in accordance with the instructions provided by the Holder in the aforementioned notice, the Event of Default Redemption Price. Upon payment of the Event of Default Redemption Price, the Principal, including any portion of the Principal which represents capitalized interest and any accrued and unpaid or uncapitalized interest thereon, shall be deemed repaid in full and no longer owing by the Corporation.

Article 10
MISCELLANEOUS

Section 10.1	Waiver.

(1)	No amendment or waiver of any provision of this Note, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Note shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Note preclude any other or further exercise of such right or the exercise of any other right.

Section 10.2	Holder May Remedy Default.

If the Corporation fails to do anything hereby required to be done by it, the Holder may, but shall not be obliged to, do such thing and all sums thereby expended by the Holder shall be payable forthwith by the Corporation, but no such performance by the Holder shall be deemed to relieve the Corporation from any default hereunder.

Section 10.3	Notices, etc.

Any notice, direction or other communication to be given under this Note shall, except as otherwise permitted, be in writing and given by delivering it or sending it by email or other similar form of recorded communication addressed:

(a)	To the Corporation at:

Nouveau Monde Graphite Inc.
481 rue Brassard
Saint-Michel-des-Saints, Québec, J0K 3B

Attention:	Eric Desaulniers, President and Chief Executive Officer
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon, Vice-President Legal Affairs and Corporate Secretary;
Email:	[REDACTED – CONTACT INFORMATION]

(b)	To the Holder at:

Pallinghurst Bond Limited

2nd Floor. 23-25 The Pollet,

St Peter Port, Guernsey, GY1 1WQ

Attention:	Andrew Willis, Director
Email:	[REDACTED – CONTACT INFORMATION]

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time), otherwise on the next Business Day, (ii) transmitted by email or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

Section 10.4	Confidentiality.

(1)	Except as specifically otherwise provided for herein, the Parties will keep confidential this Note and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction or with the consent of the other party hereto, such consent not to be unreasonably withheld, provided that the provisions of this Section 10.4 shall not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

(2)	The Parties will consult with each other prior to issuing any press release or other public statement regarding this Note. In addition, each Party will obtain prior consent from the other Party before issuing any press release or public statement regarding this Note, except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (a “Regulatory News Release”) and the other Party unreasonably withholds consent to such press release or other public statement or does not provide such consent in a timely manner. Notwithstanding the above, when practicable, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within five (5) Business Days, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party, which five (5) Business Days period shall be reduced to twelve (12) hours in the case of a Regulatory News Release.

(3)	Where a request is made for permission under this Section 10.4 to disclose confidential information, a reply thereto will be made as soon as possible and in any event within three (3) Business Days after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

Section 10.5	Severability.

If any provision of this Note is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 10.6	Successors and Assigns, etc.

Neither this Note nor any of the rights, interests or obligations hereunder may be transferred or assigned, by operation of law or otherwise, as a whole or in part by any party without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, and in compliance with all Applicable Law.

Section 10.7	Governing Law.

This Note shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.

Section 10.8	Dispute Resolution.

Any dispute, controversy, or claim arising out of, related to, or in connection with this Agreement and any dispute, controversy, or claim arising out of, related to, or in connection with the Note or the Pallinghurst Letter Agreement including with respect to the formation, applicability, breach, termination, validity, or enforceability thereof, shall be resolved by arbitration. The arbitration shall be conducted by three arbitrators and administered by the International Chamber of Commerce (the “ICC”) in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of the arbitration (the “ICC Rules”), except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be New York City, United States of America, and it shall be conducted in the English language. Notwithstanding any choice of law clause in this Agreement, the Note or the Pallinghurst Letter Agreement, the arbitration and this agreement to arbitrate shall be governed by Title 9 (Arbitration) of the United States Code. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. The costs of the arbitration shall be shared equally by the parties; however, the arbitral panel shall have the ability to award costs to the prevailing party in any arbitration.

Section 10.9	Counterparts.

This Note may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 10.10	Language.

This Note has been drawn up in the English language at the express request of the parties. Cette débenture a été rédigée en anglais à la demande expresse des parties.

[Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Note as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Eric Desaulniers
Title: President and CEO

PALLINGHURST BOND LIMITED

By:
Name: Andrew Willis
Title: Director

Exhibit A

Material Mining Tenements

[OMITTED – COMMERCIALLY SENSITIVE INFORMATION]

Exhibit B

Form of Warrant Certificate

See attached.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE SECURITY BEFORE [●], 2023.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS SECURITY AND THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS SECURITY MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [●], 2023.

The following legend is applicable to “U.S. Persons” as such term is defined in Rule 902(k) of Regulation S:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES, AGREES FOR THE BENEFIT OF Nouveau Monde Graphite Inc. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (i) THE EXEMPTION FROM REGISTRATION PROVIDED BY rule 144a UNDER THE U.S. SECURITIES ACT, IF available, to a person who the seller REASONABLY believes is a qualified institutional buyer (AS DEFINED IN such RULE 144A) that is purchasing for its own account or for the account of a qualified institutional buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on such rule 144a, or (ii) rule 144 under the u.s. securities act, if AVAILABLE, and, in each case, in accordance with applicable state securities OR “BLUE SKY” laws, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. Securities Act OR ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FIRST FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A “U.S. PERSON” OR A PERSON IN THE UNITED STATES UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

The following legend is applicable to all persons who are not “U.S. Persons” as such term is defined in Rule 902(k) of Regulation S:

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A “U.S. PERSON” OR A PERSON IN THE UNITED STATES UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT.

THIS WARRANT CERTIFICATE IS VOID IF NOT EXERCISED ON OR BEFORE
5:00 p.m. (MONTREAL TIME) ON [●], 20[●].

THIS WARRANT IS TRANSFERABLE.

WARRANT CERTIFICATE
NOUVEAU MONDE GRAPHITE INC.
[●], 202[●]

Warrant Certificate No. [●]	[●] WARRANTS (the “Warrants”), each Warrant entitling the holder to acquire, subject to adjustment, one Common Share of Nouveau Monde Graphite Inc.

THIS IS TO CERTIFY THAT, for value received, [●] (the “Holder”) is entitled to subscribe for and purchase [●] fully paid and non-assessable Common Shares (the “Warrant Shares”) of Nouveau Monde Graphite Inc. (the “Corporation”) at the Exercise Price (as defined below) per Warrant Share until 5:00 p.m. (Montreal time) (the “Expiry Time”) on the Expiry Date (as defined below).

The Warrants are exercisable at any time and from time to time after the date of this Warrant Certificate up to the Expiry Time, in whole or in part. All references herein to dollar amounts are to the lawful money of the United States, unless specified otherwise.

RECITALS

1.	Interpretation

In this Warrant Certificate, unless the context otherwise requires, capitalized terms used but not otherwise defined in this Warrant Certificate shall have the following meanings:

(a)	“Business Day” means any day of the year: (i) other than a Saturday, Sunday or a statutory holiday in Montreal, Québec, and (ii) on which the TSXV is open for business;

(b)	“Common Shares” means common shares in the share capital of the Corporation;

(c)	“Current Market Price” means on any given date the volume weighted average trading price on the TSXV (or, if the Common Shares are not listed and posted for trading on the TSXV, the NYSE or such other stock exchange or over-the-counter market on which the Common Shares may be listed or quoted) for the 20 Trading Days ending three Trading Days prior to the relevant date;

(d)	“Exercise Price” means $5.70 per Warrant Share, subject to adjustment in accordance with the provisions of Section 5;

(e)	“Expiry Date” means [●], 20[●];

(f)	“NYSE” means the New York Stock Exchange;

(g)	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(h)	“Trading Day” means a day on which not less than a board lot of Common Shares has traded on the TSXV (or, if the Common Shares are not listed and posted for trading on the TSXV, the NYSE or such other stock exchange or over-the-counter market on which the Common Shares may be listed or quoted);

(i)	“TSXV” means the TSX Venture Exchange.

(j)	“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S;

(k)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(l)	“United States” means “United States” as such term is defined in Rule 902(l) of Regulation S; and

(m)	“Warrant Certificate” means this certificate representing the Warrants.

2.	Exercise of Warrants.

(a)	The Warrants may be exercised in whole or in part from time to time in the sole discretion of the Holder by delivery to the Corporation at its principal office in Montreal, Québec, of a written notice of exercise (an “Exercise Form”) in the form attached as Schedule “A” hereto prior to the Expiry Time specifying the number of Warrant Shares with respect to which the Warrants are then being exercised and accompanied by payment in full of the purchase price for the Warrant Shares then being purchased and the original copy of this Warrant Certificate. The Holder shall be entitled at its discretion to pay the purchase price for the Warrant Shares being purchased either in U.S. dollars or in Canadian dollars, it being agreed that in the event the purchase price is paid in Canadian dollars, the exchange rate shall be determined using the closing rate published by The Bank of Canada on the last Business Day prior to delivery of the Exercise Form. In the event that the Holder subscribes for and purchases less than the full number of Warrant Shares entitled to be subscribed for and purchased under this Warrant Certificate prior to the Expiry Time, the Corporation shall issue a new certificate to the Holder in the same form as this Warrant Certificate with appropriate changes, such certificate to be delivered by courier to the Holder concurrently with the delivery by courier to the Holder of the certificates representing, or other evidence of ownership of, the Warrant Shares acquired on exercise.

(b)	Upon due exercise of the Warrants by the Holder, the Warrant Shares so subscribed for shall be deemed to have been issued as fully paid and non-assessable shares and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the date of exercise unless the transfer books of the Corporation shall be closed on such date, in which case the Warrant Shares so subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer books were reopened and such Warrant Shares shall be issued at the Exercise Price in effect on the date of exercise.

(c)	Notwithstanding the partial exercise of the Warrants by the Holder, the Warrants may be exercised at any time (and from time to time) prior to the Expiry Time for all or any part of the Warrant Shares which, prior to such time, have not been issued to the Holder.

(d)	The Corporation shall use its reasonable best efforts to cause a certificate or other electronic form evidencing the number of Warrant Shares so subscribed for to be delivered by courier or by email to the person in whose name such Warrant Shares are to be issued (as specified in Exercise Form) at the address specified in the notice of exercise, within five (5) Business Days thereafter.

(e)	Subject to the terms hereof, this Warrant Certificate may be transferred, subject to the terms set forth in the transfer form attached as Schedule “B” hereto (“Transfer Form”). No transfer of this Warrant Certificate shall be effective unless this Warrant Certificate is accompanied by a duly executed Transfer Form or other instrument of transfer in such form as the Corporation may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may be required by the Corporation, and delivered to the Corporation. No transfer of this Warrant Certificate shall be made if, in the opinion of counsel to the Corporation, such transfer would result in the violation of any applicable securities laws. Subject to the foregoing, the Corporation shall issue and mail, as soon as practicable, and in any event within five (5) Business Days of the receipt by the Corporation of this Warrant Certificate and the Transfer Form, a new Warrant Certificate (with or without legends as determined by the Corporation) registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed.

(f)	The Warrants and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act.

(g)	If this Warrant includes a legend describing transfer restrictions imposed by the U.S. Securities Act or state securities laws, then this Warrant may be offered, sold, pledged or otherwise transferred only if: (A) the sale is to the Corporation; (B) the sale is made outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations; (C)(i) the sale is made in accordance with the exemption from registration provided by Rule 144A under the U.S. Securities Act, if available, to a person who the Holder reasonably believes is a “qualified institutional buyer” within the meaning of said Rule 144A that is purchasing for its own account or for the account of a qualified institutional buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, and in accordance with applicable state securities laws or (ii) the sale is made pursuant to Rule 144 under the U.S. Securities Act, if available, and in accordance with applicable state securities or “blue sky” laws; or (D) the sale is made in a transaction (other than a transaction described in subparagraphs (A), (B) or (C) above) that does not require registration under the U.S. Securities Act or any applicable state securities or “blue sky” laws governing the offer and sale of such securities; and, with respect to an offer, sale, pledge, transfer or other disposition made under subparagraph (C) or (D) above (and, if required by any transfer agent for the applicable securities, subparagraph (B) above) the Holder has, prior to such sale, furnished to the Corporation an opinion of counsel, which opinion shall be reasonably satisfactory in form and substance to the Corporation and shall confirm the compliance of such transaction with the registration requirements of the U.S. Securities Act, all applicable “blue sky” or state securities laws or exemptions therefrom. No transfer of the Warrants represented by this Certificate shall be made if in the opinion of counsel to the Corporation such transfer would result in the violation of any applicable securities laws.

(h)	This Warrant may not be exercised by, or for the account or benefit of, a U.S. Person or a person in the United States unless (A) an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available to the Holder hereof or the Common Shares issuable upon exercise is not otherwise subject to the registration requirements of the U.S. Securities Act and the Holder has furnished an opinion of counsel in form and substance reasonable satisfactory to the Corporation to such effect or, at the Corporation’s option, as applicable, other evidence of exemption satisfactory to the Corporation; or (B) the Holder is an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act, it has delivered a United States accredited investor certificate to the Corporation in form and substance reasonable satisfactory to the Corporation in connection with the exercise of the Warrants, and the representations, warranties and covenants made by the Holder therein are true and correct on the date of exercise of the Warrants in respect to the exercise of the Warrants and it represents to the Corporation as such.

(i)	The following shall apply to Holders of Warrants and Warrant Shares that are not U.S. Persons and not in the United States:

(i)	the Warrants and the Warrant Shares issuable upon exercise of the Warrants are subject to a forty (40) day “distribution compliance period” (as defined in Regulation S, the “Distribution Compliance Period”), and the Warrants or Warrant Shares may not be offered or sold, prior to the expiration of the Distribution Compliance Period, unless (A) in accordance with Rule 903 or 904 of Regulation S; (B) pursuant to an effective registration statement under the U.S. Securities Act; or (C) pursuant to an available exemption from the registration requirements of the U.S. Securities Act and upon delivery of an opinion of counsel reasonably satisfactory to the Corporation to such effect.

3.	Rights of Holder Before Exercise of Warrants

The Holder shall not have any rights whatsoever as a shareholder in respect of the Warrant Shares until the Warrants are exercised, in whole or in part, and payment for the Warrant Shares thereby purchased has been made.

4.	Adjustments to Number or Kind of Securities Issuable on Exercise

(a)	If, at any time prior to the Expiry Time, there occurs:

(i)	a reclassification or redesignation of the Common Shares or any other capital reorganization other than a Common Share Reorganization (as defined below); or

(ii)	a consolidation, merger or amalgamation of the Corporation with or into any other corporation or entity or an arrangement with any other corporation or entity which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the holders of the Common Shares becoming entitled to receive shares or other securities of the other corporation or entity, or the transfer of all or substantially all of the assets of the Corporation to another corporation or entity in which the holders of Common Shares are entitled to receive shares, other securities or other property, or the Corporation being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a “Capital Reorganization”), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises its right to subscribe for Warrant Shares shall be entitled to receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Warrant Shares that it was theretofore entitled to receive upon exercise of the Warrants, the kind and aggregate number of shares or other securities or property that the Holder would have been entitled to receive upon such Capital Reorganization if, at the effective time thereof, the Holder had been the registered holder of the number of Warrant Shares that it was theretofore entitled to receive upon exercise of the Warrants.

(b)	If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holder to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Warrants.

(c)	If at any time after the date hereof and prior to the Expiry Time any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Section 5, then the number of Warrant Shares issuable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares issuable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment or readjustment of the Exercise Price.

5.	Adjustment of Exercise Price

(a)	If, at any time prior to the Expiry Time, the Corporation shall:

(i)	subdivide, re-divide or change the outstanding Common Shares into a greater number of shares;

(ii)	reduce, combine or consolidate the outstanding Common Shares into a lesser number of shares; or

(iii)	fix a record date for the issue or distribution (other than a distribution referred to in subsection 5(c) of this Warrant Certificate) to the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(any such event being herein called a “Common Share Reorganization”), then the Exercise Price shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which:

A.	the numerator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization; and

B.	the denominator shall be the number of Common Shares outstanding immediately after giving effect to such Common Shares Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date.

To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable pursuant to such exchangeable or convertible securities after such expiration.

(b)	If, at any time prior to the Expiry Time, the Corporation shall fix a record date for the issue to the holders of all or substantially all of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (which period is herein called the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or, in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price of the Common Shares on such record date (any such event being herein called a “Rights Offering”), the Exercise Price shall be adjusted, effective immediately after the record date, to a price determined by multiplying the Exercise Price in effect on such date by a fraction of which:

(i)	the numerator shall be the aggregate of:

A.	the number of Common Shares outstanding on the record date for the Rights Offering; and

B.	the number determined by dividing:

(I)	either:

(x)	the product of the number of Common Shares offered for issue during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered; or

(y)	the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering are exchangeable or convertible, as the case may be, by:

(II)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(ii)	the denominator shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to such Rights Offering (or the number of Common Shares into which the securities so offered may be exchanged or converted).

If by the terms of the rights, options or warrants referred to in this subsection (b), there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation or any subsidiary of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (b) as a result of the fixing by the Corporation of a record date or the distribution of rights, options or warrants referred to in this subsection (b), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration.

(c)	If, at any time prior to the Expiry Time, the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the Common Shares:

(i)	Common Shares or other securities of the Corporation including, without limitation, rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or any property or asset of the Corporation (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date), and including, without limitation, evidences of indebtedness; or

(ii)	any property or other assets including, without limitation, cash,

and such issuance or distribution does not constitute a Rights Offering or a Common Share Reorganization (any such issuance or distribution being herein called a “Special Distribution”), then the Exercise Price shall be adjusted, effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution, to a price determined by multiplying the Exercise Price in effect on the record date of the Special Distribution by a fraction of which:

A.	the numerator shall be the difference between:

(I)	the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date; and

(II)	the fair market value to the holders of Common Shares, as determined by the board of directors of the Corporation acting reasonably, of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution; and

B.	the denominator shall be the product of the number of Common Shares outstanding on the record date and the Current Market Price of the Common Shares on the record date.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary shall be deemed not to be outstanding for the purpose of such computation. To the extent that any adjustment in the Exercise Price occurs pursuant to this subsection (c) as a result of the fixing by the Corporation of a record date for the distribution of exchangeable or convertible securities or rights, options or warrants referred to in this subsection (c), the Exercise Price shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable pursuant to such exchangeable or convertible securities immediately after such expiration.

6.	Adjustment Rules

(a)	Subject to the other provisions of this section 6, any adjustment made pursuant to sections 4 or 5 are cumulative and shall be made successively whenever any event referred to in either of such sections shall occur.

(b)	In any case where an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event:

(i)	issuing to the Holder, by reason of the adjustment required by such event, the additional Warrant Shares issuable upon exercise of the Warrants after such record date and before the occurrence of such event; and

(ii)	delivering to the Holder any distributions declared with respect to such additional Warrant Shares after the exercise of the Warrants and before such event,

provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the Holder’s right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of the Warrants and to such distributions declared with respect to any such additional Warrant Shares issuable on the exercise of the Warrants.

(c)	No adjustment in the Exercise Price shall be required unless the adjustment would result in a change of at least 1% in the Exercise Price then in effect and no adjustment shall be made in the number of Warrant Shares issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Warrant Share, provided, however, that any adjustments which, except for the provisions of this subsection (c) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(d)	No adjustment in the Exercise Price or in the number or kind of securities issuable on exercise of the Warrants shall be made in respect of any event described in sections 4 or 5 if the Holder is entitled to participate in such event (subject to TSXV acceptance) on the same terms mutatis mutandis as if the Holder had exercised the Warrants prior to or on the effective date or record date, as the case may be, of such event.

(e)	If the Corporation shall set a record date to determine shareholders for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Warrant Shares issuable upon exercise of these Warrants shall be required by reason of the setting of such record date.

(f)	In the absence of a resolution of the directors of the Corporation fixing a record date for a stock dividend or other distribution comprising a Common Share Reorganization, a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the effective date of such event.

(g)	The Corporation will not, whether pursuant to an adjustment under sections 4 and 5 or any other circumstances, be obligated to issue any fraction of a Warrant Share on any exercise or partial exercise of the Warrants. If any fractional interest in a Warrant Share would, except for the provisions of this section 5(g), be issuable upon the exercise or partial exercise of the Warrants, the number of Warrant Shares issuable shall be rounded down to the nearest whole number.

(h)	In the event of any question arising with respect to the adjustments provided for in sections 4 or 5, such question shall conclusively be determined by a firm of reputable chartered accountants appointed by the Corporation, which accountants may be the Corporation’s auditors. Such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation and the Holder.

7.	Proceedings Prior to Action Requiring Adjustment

(a)	As a condition precedent to the taking of any action that would require an adjustment pursuant to sections 4 or 5, the Corporation shall take or cause to be taken all such action as, in the opinion of counsel of the Corporation, may be necessary in order that the Holder shall be entitled to receive, upon exercise of the Warrants, the shares or other securities or property provided for under the provisions hereof.

(b)	Adjustments to the Exercise Price or the number of Warrant Shares purchasable pursuant to this Warrant Certificate may be subject to the prior approval of the TSXV.

8.	Notice

At least twenty-one (21) days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Holder under this Warrant Certificate, including the Exercise Price and the number of Warrant Shares that are purchasable under this Warrant Certificate, the Corporation will deliver to the Holder, at the Holder’s registered address, a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment has been given that is not then determinable, the Corporation will promptly after such adjustment is determinable deliver to the Holder, at the Holder’s registered address, a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Warrant Shares will be open, and that the Corporation will not take any action that might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such twenty-one (21) day period.

9.	Replacement

Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant Certificate and, if requested by the Corporation, upon delivery of a bond of indemnity satisfactory to the Corporation (or, in the case of mutilation, upon surrender of this Warrant Certificate), the Corporation will issue to the Holder a replacement certificate (containing the same terms and conditions as this Warrant Certificate).

10.	Covenants

The Corporation covenants with the Holder that so long as any obligations of the Corporation under this Warrant Certificate remain outstanding:

(a)	it will preserve and maintain its corporate existence, rights and privileges, and qualify and remain qualified as a corporation in good standing in each jurisdiction in which such qualification is required;

(b)	it will cause the certificate(s) representing, or other evidence of ownership of, the Warrant Shares, from time to time, subscribed and paid for, upon the exercise of the Warrants, to be duly issued and delivered in accordance with the conditions hereof;

(c)	all Warrant Shares, which shall be issued upon exercise of the Warrants and payment of the Exercise Price, shall be fully paid and non-assessable shares;

(d)	it will reserve and keep available a sufficient number of Warrant Shares for the purpose of enabling it to satisfy its obligation to issue Warrant Shares upon the exercise of the Warrants;

(e)	it will use all reasonable efforts to maintain its status as a "reporting issuer" or the equivalent in each of the provinces in Canada and not in default of any requirement of applicable securities laws;

(f)	it will use all reasonable efforts to ensure that the Common Shares remain listed on either the TSXV or Toronto Stock Exchange and the NYSE

(g)	except as required by law, it will not close its transfer books or take any other action which might deprive the Holder of the opportunity of exercising its right to subscribe for Warrant Shares pursuant to the Warrant during the period of twenty-one (21) days after the giving of a notice required by section 8 or unduly restrict such opportunity;

(h)	it will file such forms and documents as may be required under securities laws relating to this Warrant Certificate and the transactions contemplated hereunder; and

(i)	it will well and truly perform and carry out all of the acts or things to be done by it as provided by this Warrant Certificate.

11.	Representations and Warranties

The Corporation represents and warrants to the Holder that:

(a)	it is duly incorporated and validly existing under the laws of its jurisdiction and is at the date hereof up-to-date in all material corporate filings and in good standing under the laws of Canada;

(b)	it has all requisite corporate power, authority and capacity to enter into this Warrant Certificate and to perform its obligations and complete the transactions contemplated hereunder, including the issuance of the Warrant Shares upon the exercise of the Warrants, and it and each of its subsidiaries has all requisite corporate power and authority and is duly qualified and holds all certificates, authority, permits and licences to carry on its businesses as now conducted and to own its properties and assets;

(c)	the execution and delivery by the Corporation of this Warrant Certificate, and the performance by the Corporation of its obligations hereunder, will not (or would not with the giving of notice, the lapse of time, or both) conflict with or result in a breach of: (i) its constitutional documents, (ii) any applicable law, (iii) any agreement or instrument to which it is a party or by which it is bound or by which any of its properties or assets are bound, or (iv) any judgment, injunction, determination or award which is binding on it;

(d)	it has obtained all required corporate authorization for the creation and issuance of the Warrants and the performance of its obligations in connection with the Warrants and has provided for the issuance, subject only to receipt by the Corporation of the Exercise Price, of the Warrant Shares which Warrant Shares, when issued, will be issued as fully paid and non-assessable shares;

(e)	it has obtained all regulatory approvals (including, without limitation, the approvals of TSXV and NYSE) necessary or desirable for the issuance of the Warrants, the Warrant Shares to the Holder and the Warrant Shares, when issued, will be listed and posted for trading on the TSXV and the NYSE; and

(f)	this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Warrant Certificate.

12.	Time of the Essence

Time shall be of the essence of this Warrant Certificate.

13.	Governing Law

This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws.

14.	Dispute Resolution

Any dispute, controversy, or claim arising out of, related to, or in connection with this Agreement and any dispute, controversy, or claim arising out of, related to, or in connection with the Note or the Pallinghurst Letter Agreement, in each case as defined under the Convertible Note Subscription Agreement entered into on October 19, 2022, by and between the Holder and the Corporation (the “Subscription Agreement”), and the Subscription Agreement, including with respect to the formation, applicability, breach, termination, validity, or enforceability thereof, shall be resolved by arbitration.  The arbitration shall be conducted by three arbitrators and administered by the International Chamber of Commerce (the “ICC”) in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of the arbitration (the “ICC Rules”), except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be New York City, United States of America, and it shall be conducted in the English language.  Notwithstanding any choice of law clause in this Warrant Certificate, the Subscription Agreement, the Note and the Pallinghurst Letter Agreement, the arbitration and this agreement to arbitrate shall be governed by Title 9 (Arbitration) of the United States Code.   The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay.  Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. The costs of the arbitration shall be shared equally by the parties; however, the arbitral panel shall have the ability to award costs to the prevailing party in any arbitration.

15.	Headings

The division of this Warrant Certificate into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Warrant Certificate. The section headings in this Warrant Certificate are not intended to be full or accurate descriptions of the text to which they refer and shall not be considered part of this Warrant Certificate.

16.	Number and Gender

In this Warrant Certificate, words (including, without limitation, defined terms) in the singular include the plural and vice-versa and words in one gender include all genders.

17.	Currency

Unless otherwise specifically indicated, all references in this Warrant Certificate to dollars, are to U.S. dollars.

18.	Invalidity

If any provision of this Warrant Certificate is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Warrant Certificate shall not be affected thereby and shall remain valid and enforceable.

19.	Amendment

This Warrant Certificate may only be amended, supplemented or otherwise modified by a written agreement signed by the Corporation and the Holder.

20.	Further Assurances

The Corporation shall do such acts and shall execute such documents and will cause the doing of acts and will cause the execution of such further documents as are within its power in order to give full effect to the provisions of this Warrant Certificate.

21.	Hold Periods, Legends and Re-sale Restrictions

(a)	If any of the Warrants are exercised prior to [●], 2023, the certificates representing, or other evidence of ownership of, the Warrant Shares to be issued pursuant to such exercise shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [●], 2023.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THIS SECURITY AND THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS SECURITY MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [●], 2023.”

(b)	If any Warrants are exercised in the United States or by or on behalf, or for the account or benefit of, of a U.S. Person, the certificates representing, or other evidence of ownership of, the Warrant Shares to be issued pursuant to such exercise shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF Nouveau Monde Graphite Inc. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (i) THE EXEMPTION FROM REGISTRATION PROVIDED BY rule 144a UNDER THE U.S. SECURITIES ACT, IF available, to a person who the seller REASONABLY believes is a qualified institutional buyer (AS DEFINED IN such RULE 144A) that is purchasing for its own account or for the account of a qualified institutional buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on such rule 144a, or (ii) rule 144 under the u.s. securities act, if AVAILABLE, and, in each case, in accordance with applicable state securities OR “BLUE SKY” laws, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. Securities Act OR ANY APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FIRST FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(i)	further, the Holder understands and acknowledges that, until such time as the Warrant Shares are no longer restricted securities pursuant to Rule 144(a)(3) under the U.S. Securities Act, the Warrant Shares may not be offered or sold or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of a U.S. Person, and it will not deposit any of the Warrant Shares with Cede & Co. or any successor thereto and it will also cause any nominee holding the Warrant Shares on its behalf to comply with the foregoing re-sale and transfer restrictions. In addition, if the Warrants are exercised in the United States or by or on behalf of, or for the account or benefit of, a U.S. Person, the Holder exercising such Warrants will be deemed to have represented to the Corporation that the Holder has implemented appropriate internal controls and procedures to ensure that the Warrant Shares shall be properly identified in its records as restricted securities under the U.S. Securities Act that are subject to the re-sale and transfer restrictions set forth herein;

(ii)	provided that, if the Warrants or Warrant Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the registrar and transfer agent of the Corporation, in substantially the form set forth as Schedule “C” hereto (or in such other form as the Corporation may prescribe from time to time), together with such other evidence as the Corporation or its transfer agent may require, which may include, but is not limited to, an opinion of counsel reasonably satisfactory to the Corporation, to the effect that the transfer may be completed and the legend removed without registration under the U.S. Securities Act or any applicable state securities or “blue sky” laws; and

(iii)	provided further, if the Warrants or Warrant Shares are being sold pursuant to clause (C) or (D), the legend may be removed by delivery to the registrar and transfer agent of the Corporation of an opinion of counsel, reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities or “blue sky” laws.

22.	Successors and Assignment

Subject to compliance with all applicable securities legislation and the rules and regulations of the TSXV and NYSE, this Warrant Certificate and the rights evidenced by this Warrant Certificate may be transferred or assigned by the Holder to a third party in accordance with Section 2(g).

This Warrant Certificate shall enure to the benefit of and be binding upon the Corporation, the Holder and their successors. Reference in this Warrant Certificate to a “successor” of any body corporate shall be construed so as to include, but not limited to:

(a)	any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations;

(b)	any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is a party;

(c)	any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of incorporation; and

(d)	any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (a), (b) or (c).

23.	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

24.	Signature and Electronic Copies

This Warrant Certificate may be signed digitally or by other electronic means, which shall be deemed to be an original and shall be deemed to have the same legal effect and validity as a certificate bearing an original signature. A signed copy of this Warrant Certificate transmitted by facsimile, email or other electronic transmission shall be deemed to have the same legal effect and validity as delivery of an originally executed copy of this Warrant Certificate, provided that if this Warrant Certificate bears a digital or electronic signature as contemplated above and the Corporation is delivering this Warrant Certificate by electronic transmission pursuant to this Section 24, then the Corporation represents to the Holder that the electronically transmitted Warrant Certificate is the only executed copy to be issued to the Holder by the Corporation.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by their duly authorized officers as of [●], 2022.

NOUVEAU MONDE GRAPHITE INC.

Per:
Name: Eric Desaulniers
Title: President and Chief Executive Officer

Per:
Name: Charles-Olivier Tarte
Title: Chief Financial Officer

SCHEDULE “A”

WARRANT EXERCISE FORM

TO:	NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

In accordance with the provisions of a warrant certificate dated [●], 2022 between the undersigned and the Corporation (the “Warrant Certificate”), the undersigned hereby exercises the Warrants, as indicated below:

# of Warrant Shares Purchased	Exercise Price/Share	Total Price

	US$	US$

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Warrant Certificate.

In connection with the exercise of the Warrant Certificate, the undersigned represents as follows: (Please check the ONE box applicable):

☐           A. The undersigned hereby certifies that: (a) at the time of exercise, it is not a U.S. Person or a person in the United States, (b) did not execute or deliver this Warrant Exercise Form while within the United States, (c) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of, or for the account of benefit of, a U.S. Person or a person in the United States; and (d) it has in all other respects complied with the terms of Regulation S or any successor rule or regulation of the United States Securities and Exchange Commission in effect;

☐          B. The undersigned holder hereby certifies that it is an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D under the U.S. Securities Act, it has delivered a United States accredited investor certificate to the Corporation in form and substance reasonable satisfactory to the Corporation in connection with the exercise of the Warrants, and the representations, warranties and covenants made by the Holder therein are true and correct on the date of exercise of the Warrants in respect to the exercise of the Warrants and it represents to the Corporation as such; or

2

☐          C. The undersigned holder is delivering a written opinion of United States counsel in form and substance reasonably satisfactory to the Corporation to the effect that the Warrant Shares to be delivered upon exercise hereof have been registered under the U.S. Securities Act and all applicable state securities laws or are otherwise exempt from registration thereunder.

Notes:

1.	Warrant Shares will not be registered or delivered to an address in the United States unless Box B or C above is checked and the undersigned, upon exercise, will be deemed to have represented and warranted that it will comply with the re-sale and transfer restrictions set forth in Section 20 of the Warrant Certificate.

2.	If Box B above is checked, holders are encouraged to consult with the Corporation in advance to determine whether the United States accredited investor certificate tendered in connection with the exercise will be in form and substance reasonably satisfactory to the Corporation.

3.	If Box C above is checked, holders are encouraged to consult with the Corporation in advance to determine whether the legal opinion tendered in connection with the exercise will be in form and substance reasonably satisfactory to the Corporation.

To pay for that portion of the Warrants being exercised, the undersigned, encloses a certified cheque or bank draft in [U.S.]/[Canadian] currency made payable to the Corporation in the amount of [US/CDN]$ [●][, representing the Canadian equivalent of the purchase price for the Warrant Shares purchased hereunder, determined in accordance with the terms of the Warrant Certificate].

The undersigned hereby directs that the Warrant Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF WARRANT SHARES

The Warrant Certificate issued representing the Warrant Shares following this exercise is to be in the name indicated below and, if issued, Warrants Certificate is to be forwarded to the undersigned at the address set forth below:

Name:

Address:

3

If the Warrant Exercise Form indicates that Warrant Shares are to be issued to a person or persons other than the registered holder of the Warrant Certificate, the signature on this Warrant Exercise Form must be guaranteed by a Canadian chartered bank, or eligible guarantor institution with membership in an approved signature guarantee medallion program. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

[Signature page follows.]

Dated this __________________________ day of                  , 20___

Signature of Holder guaranteed by: _______________________________________________________

Medallion Signature Guarantee Stamp:

Signature of Holder

Name of Holder

Name of Authorized Representative

Address of Holder

SCHEDULE “B”

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned (the “Transferor”) hereby sells, assigns and transfers unto                              , (the “Transferee”) (include name and address of the transferee) ____________________ (number of Warrants) Warrants exercisable for common shares of Nouveau Monde Graphite Inc. (the “Corporation”) registered in the name of the undersigned on the register of the Corporation maintained therefor, and hereby irrevocably appoints the Corporate Secretary of the Corporation as the attorney of the undersigned to transfer the said securities on the books maintained by the Corporation with full power of substitution.

Capitalized terms not defined herein have the meaning set out in the attached Warrant Certificate dated            , 2022 (the “Warrant Certificate”).

DATED this _______ day of ___________________, 20___.

Signature of Transferor guaranteed by:

If the Warrant Certificate includes a legend describing transfer restrictions imposed by the U.S. Securities Act or state securities laws, then the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐      A. the transfer is being made only to the Corporation;

☐      B. the transfer is being made outside the United States in accordance with Rule 904 of Regulation S and in compliance with all applicable local securities laws and regulations;

☐      C. the transfer is being made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by (i) Rule 144 under the U.S. Securities Act or (ii) Rule 144A under the U.S. Securities Act, and in either case in accordance with all applicable state securities laws; or

☐      D. the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws;

2

Notes:

1.	In the case of a transfer in accordance with Box B, the Corporation shall first have received an executed declaration in the form set forth as Schedule “C” of the Warrant Certificate.

2.	In the case of a transfer in accordance with Box C or Box D, the Corporation shall first have received an opinion of counsel in form and substance reasonably satisfactory to the Corporation, to such effect.

3.	If Box C or Box D above is checked, holders are encouraged to consult with the Corporation in advance to determine whether the legal opinion tendered in connection with the exercise will be in form and substance reasonably satisfactory to the Corporation, to such effect.

4.	Certificates will not be registered or delivered to an address in the United States unless either of Box C or Box D above is checked.

5.	In the case of a transfer within the United States to, or for the account or benefit of a U.S. Person or to a person in the United States, the certificates representing the Warrants will be endorsed with a United States restrictive legend.

Medallion Signature Guarantee Stamp

Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

3

It is understood that the Corporation may require additional evidence necessary to verify the foregoing.

DATED this _______ day of ___________________, 20___.

Signature of Transferor

Name of Transferor

Name of Authorized Representative

Address of Transferor

Note:

The signature of the Transferor must correspond with the name written upon the face of this Warrant Certificate in every particular without any changes whatsoever.

Schedule “C”

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO:	Nouveau Monde Graphite Inc.

AND TO:	The registrar and transfer agent for the securities of Nouveau Monde Graphite Inc.

The undersigned (A) acknowledges that the sale of the securities of Nouveau Monde Graphite Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Corporation (except any officer or director who is an affiliate solely by virtue of holding such position) as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned in making this Declaration acknowledges that the Corporation is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Corporation for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at __________________________      this _______ day of _______________, 20__.

By:	X

Name:
Title:

Exhibit B
FORM OF PALLINGHURST INVESTMENT AGREEMENT

[OMITTED – COMMERCIALLY SENSITIVE INFORMATION]

B-1

Exhibit C
MATERIAL MINING TENEMENTS

[OMITTED – COMMERCIALLY SENSITIVE INFORMATION]

C-1